UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   May 2005
                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX

Exhibit Index 1
IFRS Transition Report-Parts 2, 3, 4 - 11 May 2005
--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 11, 2005                                   By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 11, 2005                                   By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary
Part 2

                                  IFRS
                            Transition
                                Report
                             2004/2005



                                BARCLAYS PLC

                             TABLE OF CONTENTS


Section 1 - IFRS Results
Introduction
Consolidated income statement
Consolidated balance sheet
Results by business
Results by nature of income and expense
Analysis of amounts included in the balance sheets
Group performance ratios
Total assets and weighted risk assets
Capital ratios
Additional information

Section 2 - UK GAAP/IFRS reconciliations
Special purpose audit report
Basis of preparation
Provisional accounting policies
Detailed reconciliations
Income statement reconciliations
Balance sheet reconciliations
Differences between UK GAAP and IFRS
Other information


The information in this announcement does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year-ended 31st December 2004, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

                                  INTRODUCTION

This Transition Report (the 'Report') sets out the financial results of Barclays PLC under International Financial Reporting Standards (IFRS) from 1st January 2004. The Report is prepared in accordance with the transitional provisions set out in IFRS 1, 'First-time Adoption of International Financial Reporting Standards', and other relevant standards and is based on the application of IFRS expected to apply as at 31st December 2005.

The Report provides certain restated comparative data in a format based on the usual presentation layout of Results Announcements. It also summarises the main policy differences between UK GAAP and IFRS as currently expected to apply and sets out the Group's provisional accounting policies for the year ending 31st December 2005.

Whilst the change in accounting standards has no impact on the underlying economics or risk of the business, the 2004 results under IFRS are different from the Group's previously provided 2004 results under UK GAAP. Commencing with reporting for 2005, there will be additional impacts arising from the first-time application of IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts).

The 2004 results under UK GAAP announced on 11th February 2005 are restated in this document. These restated 2004 financial results will, subject to possible changes arising as the application of IFRS develops, form the comparatives that will be used for 2005 performance discussions, commencing with the Trading Update on 26th May 2005. However, since the standards relating to financial instruments and insurance contracts have not been applied to 2004, these comparatives are significantly different from the numbers to be reported from 1st January 2005.

In this Report all comparisons, unless otherwise stated, are between the financial results under IFRS and the previously reported UK GAAP data for the corresponding period or date. Profit comparisons at the divisional level are based on the analysis of results by business division previously provided in Results Announcements which excluded goodwill amortisation.

IFRS Results: Income Statement

The 2004 IFRS income statement shows a reduction in profit before tax of GBP23m from the reported 2004 UK GAAP figure of GBP4,603m. Earnings per share for 2004 on an IFRS basis were 51.0p as against 51.2p under UK GAAP.

The magnitude of the change to total operating income and costs under IFRS in 2004 is principally the result of the requirement to consolidate the insurance businesses, including life assurance, on a line by line basis rather than the previous recognition of the change in embedded value and net premium on insurance underwriting within other operating income. For 2004, this presentation increased operating income by GBP1,401m and created net claims and benefits on insurance contracts of GBP1,310m (treated as costs under IFRS) and added GBP142m to operating expenses.

From 2005 the income statement will be affected by the implementation of IAS 32/ 39 including those impacts relating to liability and equity classifications, hedging, impairment and effective interest calculations. In addition IFRS 4 requires the separation of investment and insurance contracts. To the extent that such contracts are identified as being of an investment nature they have been classified accordingly and consequently the amounts payable to customers will be offset against the income received on underlying assets. Over half of the life assurance activities of the Group will therefore be accounted for as investment business in 2005, whereas all is accounted for as insurance business in 2004.

IFRS Results: Balance Sheet

The balance sheet restatements cover all previously reported balance sheets for 2004 and also the opening balance sheet for 2005, which includes the impacts of financial instruments and insurance contracts. The aggregate differences between the UK GAAP balance sheet as at 31st December 2004 and the IFRS balance sheet at 1st January 2005 are significant in terms of the categorisation and magnitude of balances recorded. Balance sheet assets under IFRS as at 1st January 2005 total GBP716bn, an increase of GBP193bn over those reported under UK GAAP as at 31st December 2004, primarily as a result of the application of IAS 32 and 39. The most significant adjustments in terms of balance sheet totals are:

- The grossing up of previously netted positions (primarily derivative assets and liabilities subject to master netting agreements, repurchase contracts and cash collateral balances), amounting to GBP120bn;

- The recognition of balances relating to certain asset management products offered to institutional pension funds which are required to be recognised as financial instruments, amounting to GBP65bn; and

- The consolidation of conduit financing vehicles, amounting to GBP12bn.

IFRS Results: Total Shareholders' Equity

Total shareholders' equity (including minority interests) at 1st January 2005 of GBP18.6bn is GBP0.2bn higher than the combined shareholders' funds and minority interests under UK GAAP at 31st December 2004.

Excluding minority interests the shareholders' equity under IFRS is GBP15.2bn at 1st January 2005, a reduction of GBP2.2bn compared to shareholders' funds under UK GAAP at 31st December 2004. At 1st January 2005, retained earnings and other reserves are GBP2.8bn lower than the profit and loss reserve under UK GAAP at 31st December 2004. This is partially offset by increases to shareholders' equity which arise from the creation of unrealised reserves relating to available for sale securities (GBP0.3bn) and cash flow hedges (GBP0.3bn).

The reduction in retained earnings includes the following significant impacts:

- Pensions - the elimination of all UK GAAP pensions entries and creation of a net deficit for all Group schemes (reduction in retained earnings of GBP1.8bn);

- UK Life Fund - the move from an Embedded Value accounting treatment to the Modified Statutory Solvency Basis (total reduction in retained earnings of GBP0.6bn arising from the insurance businesses); and

- Dividends - under IFRS dividends are recognised when approved by shareholders, rather than in the period to which they relate (increase in retained earnings of GBP1.0bn).

- Financial instruments - the re-stating of financial instruments moved from debt to equity under IFRS, at exchange rates prevailing at the date of issue, rather than at the exchange rate at 31st December 2004 (reduction in retained earnings of GBP0.4bn).

Minority interests have increased by GBP2.4bn consequent on the inclusion of Reserve Capital Instruments (RCIs) and certain other capital instruments previously recorded as debt.

IFRS Results: Regulatory Capital

The impacts of changes in shareholders' equity are not reflected in changes in regulatory capital on a strictly equivalent basis. The Financial Services Authority in the UK ('FSA') which is Barclays' lead regulator has issued policy statement 05/5 on the interpretation of IFRS related changes which affect the regulatory capital outcome. We have also sought individual guidance on a number of areas where the outcome required clarification.

The impact on the Tier 1 Capital ratio as at 1st January 2005 is a reduction from 7.6% to 7.1%.

The Group's Risk Asset Ratio under IFRS as at 1st January 2005 is 11.9% compared to 11.5% under UK GAAP as at 31st December 2004. This increase primarily reflects the Group's ability to include collectively assessed impairment allowances in Tier 2 capital, replacing the similarly treated UK GAAP general provisions.

Hedging

While the introduction of IFRS has had little impact on the Group's economic hedging activities, IAS 39 significantly changes hedge accounting by specifying the accounting methods and introducing stringent conditions on when hedge accounting can be applied. IAS 39 sets out three forms of hedge accounting: cash flow hedge accounting, fair value hedge accounting and hedges of net investments in overseas entities. All forms of hedge accounting result in hedging derivatives being carried at fair value in the balance sheet. To the extent that the hedge is effective, cash flow hedge accounting and hedges of net investments result in the gains and losses on the hedging instruments being taken initially to equity and subsequently recycled to the income statement in the same periods as the hedged items affect profit or loss. Fair value hedge accounting results in the gain or loss on the hedged item attributable to the hedged risk adjusting the carrying amount of the hedged item and being recognised immediately in the income statement. Ineffective elements of hedges are recognised immediately in the income statement.

IFRS hedge accounting can be contrasted with UK GAAP where hedging derivatives may be carried at cost and income is recognised on an accruals basis to match the hedged items. IFRS hedge accounting will not only result in additional asset and liability amounts being recognised on the balance sheet, but the income statement will also include more variability due to hedge ineffectiveness and economic hedges that do not meet the stringent hedge accounting conditions. In comparison with UK GAAP, cash flow hedge accounting will result in equity volatility and fair value hedge accounting will result in additional fair value amounts being included in the balance sheet and additional income statement volatility.

IFRS hedge accounting has been applied prospectively to all hedges designated and documented as at 1st January 2005. This results in the creation of an initial cash flow hedging reserve and the recognition of fair value movements on items subject to fair value hedge accounting. In addition, qualifying UK GAAP hedged positions result in adjustments to the carrying amount of financial assets and liabilities as at 1st January 2005 to reflect this hedging.

Update from December 2004 Analyst and Investor Briefing

In December 2004, the Group provided a briefing to analysts and investors on the anticipated impact of IFRS. In that briefing, indicative rounded estimates were given in order to convey the direction and approximate scale of the impacts of IFRS based broadly on 2003 results. As anticipated, the numbers provided in that briefing are different from those reflected in the Report due to:

- Market movements;
- Finalisation of 2004 UK GAAP results; and
- Clarification of accounting and regulatory treatments.

The December briefing indicated that, excluding the impacts of the standards on financial instruments and insurance, the Group's profit before tax would rise under IFRS by approximately GBP75m. The actual impact on the 2004 income statement is a GBP23m decline in reported profit before tax. The principal reason for this difference is that the embedded value result of the closed life assurance activities under UK GAAP for 2004 was higher than anticipated and ahead of 2003.

The December briefing also indicated a reduction in shareholders' equity excluding minority interests of GBP1.3bn. This report indicates a reduction of GBP2.2bn which is analysed on pages 65 to 79.
Movements since the presentation include:

- A reduction from the impact of re-stating financial instruments moved from debt to equity under IFRS, at exchange rates prevailing at the date of issue, rather than at the exchange rate at 31st December 2004;

- An increased negative impact from the IFRS pensions treatment;

- A reduction arising from the clarification of accounting treatments surrounding certain capital market transactions, which resulted in timing differences over the recognition of profits; and

- A reduction arising from the application of a revised income profile to certain loan insurance activities.

In relation to minority interests, the December briefing highlighted an expected increase of GBP1.6bn arising from the reclassification of Reserve Capital Instruments from debt to equity. This increase has now risen to GBP2.4bn reflecting the reclassification of GBP0.4bn of Tier 2 capital as equity and a further GBP0.4bn from the requirement to translate all of these issues at the exchange rate prevailing on their date of issue. The instruments are classified as minority interests because they are issued by a subsidiary.

Implications for 2005

It is expected that the Group's results for 2005 will also reflect the following:

- Closed life assurance activities - the move to Modified Statutory
  Solvency Basis of accounting, which is effectively an accruals basis of accounting for these activities, should result in less volatility than under embedded value accounting and a profit before endowment redress costs and tax of about GBP45m is expected for 2005, similar to the result in 2004 on a comparable basis;

- IAS 32 and 39 - some of this impact is relatively predictable such as Effective Interest Rate which is expected to reduce profit before tax by about GBP60m and which will involve interest-related fees and costs being included in net interest rather than in fees and commissions. Other elements are inherently unpredictable, such as: the profit impact from the continuation of the Group's economic structural hedging position, which will depend upon the effectiveness of the hedging; and the level of the impairment allowance, which will be more volatile in response to changes in the external environment;

- Insurance underwriting - the Group transferred some loan insurance underwriting activities in house at the beginning of 2005. Under the previous arrangement the Group recognised sales commissions at the point of sale of the loan but no underwriting income as the underwriting was carried by third parties. The new arrangement has long-term economic benefits for the Group but results in a timing difference in income recognition because the income will be recognised over the life of the loans. The relevant business lines will record the sales commission and the underwriting income in line with that which would apply to a third party arms length agreement. On consolidation, an adjustment will be made to align the total result with the required insurance accounting under IFRS. The change is expected to have a negative impact of about GBP80m on income in 2005; and

- Instruments classified as minority interests - instruments classified as debt under UK GAAP to minority interests under IFRS with the associated funding cost moving from interest expense to the minority interest line in the income statement. The combined impact is an expected increase in profit before tax of approximately GBP145m. The post tax benefit is offset by an increase in profit attributable to minority interests of a similar amount.

Group Goals

2004 marked the start of the Group's new four-year goal period covering 2004 to 2007 inclusive. The primary goal is to achieve top quartile Total Shareholder Return (TSR). The Group continues to believe that achievement of a compound annual growth rate of 10-13% in economic profit calculated on a consistent basis over the four-year goal period is likely to be required for the achievement of the primary goal.

The introduction of IFRS has necessitated a review of the derivation of economic capital in the calculation of economic profit resulting in items being excluded which do not represent cash movements in shareholders' equity. Additionally, the Group has determined that the cost of capital for goodwill carried in relation to the acquisition of the Woolwich, previously charged at 8.5% should be brought into line with the Group's overall cost of capital at 9.5%. This has the effect of reducing economic profit for 2004 by GBP41m. The impact of all of these changes (set out in detail on pages 36 and 37) and of IFRS on the income statement, is to decrease economic profit for 2004 from GBP1,885m, as reported in February 2005, to GBP1,568m as reported here.

Business Performance Reporting

The Group's performance by business division is set out on pages 10 to 21. The presentation differs from that which was provided in the Annual Report for 2004 in the following respects:

- The Private Clients and International Retail and Commercial Banking businesses which were formerly aggregated are now reported as distinct business divisions, reflecting the revised management structure;

- The results for the Private Clients - closed life assurance activities are provided separately from those for the rest of Private Clients. The introduction of IFRS requires that the results of the life assurance activities are recorded on a line by line basis rather than the previous single line presentation. As a result of this, it is now considered appropriate to report this activity separately; and

- The 2004 results of Barclaycard and UK Retail Banking have been restated to reflect the 2005 change in allocation of branch network costs and insurance sales between the two divisions. This has the impact of increasing Barclaycard's profit before tax by GBP59m and reducing UK Banking's profit before tax by the same amount.

Following the line by line consolidation of insurance activities in the income statement, the cost:income ratios have been redefined as follows:

   - The cost:income ratio is defined as operating expenses plus net claims and benefits compared to total operating income;

   - The operating expenses:income less net claims ratio is defined as operating expenses compared to total operating income less net claims and benefits on insurance contracts; and

   - The operating expenses:net income less net claims ratio is defined as operating expenses compared to net operating income less net claims and benefits on insurance contracts.

   Further Developments in IFRS Reporting

   The information in this document has been prepared on the basis of the Group's expectation of the standards that will be applicable as at 31st December 2005. Future Group financial information prepared on the basis of IFRS may differ from the data contained herein for the following reasons:

   - Further standards and interpretations may be issued that are applicable for 2005 reporting or which are applicable to later accounting periods but with an option to adopt for earlier periods. Specifically we anticipate that the European Union may enable the adoption of the Exposure Draft (ED) amendments to IAS 39 covering the use of fair values for non-trading financial liabilities. If available for use in 2005, the Group would consider adopting this ED, which would have the effect of increasing retained earnings by GBP70m at 1st January 2005;

   - Different practice may develop with regard to interpretation and application of the standards; and

   - The relevant tax legislation is not final and consequently tax balances could change as elections are made in respect of a large number of subsidiaries.

                         CONSOLIDATED INCOME STATEMENT

                                                Year-
                                                ended         Half-year ended
                                             31.12.04   31.12.04     30.06.04
Continuing operations                            GBPm       GBPm         GBPm
Interest income                                13,880      7,315        6,565
Interest expense                               (7,047)    (3,815)      (3,232)
                                             --------   --------     --------
Net interest income                             6,833      3,500        3,333
                                             --------   --------     --------
Fee and commission income                       5,560      2,887        2,673
Fee and commission expense                       (662)      (329)        (333)
                                             --------   --------     --------
Net fee and commission income                   4,898      2,558        2,340
                                             --------   --------     --------
Net trading income                              1,487        684          803
Net investment income                           1,048        725          323
                                             --------   --------     --------
Principal transactions                          2,535      1,409        1,126
Net premiums from insurance contracts           1,042        506          536
Other operating income                            110         64           46
                                             --------   --------     --------
Total operating income                         15,418      8,037        7,381
Impairment loss on loans and advances and
other credit risk provisions                   (1,093)      (504)        (589)
                                             --------   --------     --------
Net operating income                           14,325      7,533        6,792
Net claims and benefits on insurance
contracts                                      (1,310)      (896)        (414)
Operating expenses                             (8,536)    (4,562)      (3,974)
Share of results of associates and joint
ventures                                           56         42           14
Profit on disposal of associates and joint
ventures                                           45          -           45
                                             --------   --------     --------
Profit before tax                               4,580      2,117        2,463
Tax                                            (1,279)      (634)        (645)
                                             --------   --------     --------
Profit for the year                             3,301      1,483        1,818
                                             --------   --------     --------

Profit attributable to minority interests          47         27           20
Profit attributable to shareholders             3,254      1,456        1,798
                                             --------   --------     --------
                                                3,301      1,483        1,818
                                             --------   --------     --------

                                                    p          p            p
Basic earnings per ordinary share                51.0       23.0         28.0

Diluted earnings per ordinary share              50.7       22.8         27.9



                           CONSOLIDATED BALANCE SHEET

                                                     As at
                              01.01.051     31.12.04     30.06.04     01.01.04
Assets                             GBPm         GBPm         GBPm         GBPm

Cash and balances at
central banks                     3,238        1,753        1,829        1,726
Items in the course of
collection from
other banks                       1,772        1,772        2,527        2,006
Treasury bills and other
eligible bills                                 6,658        6,547        7,177
Trading portfolio assets        113,241
Non-trading financial
instruments fair valued
through profit and loss:
- held on own account             2,367
- held in respect of
linked liabilities to
customers under
investment contracts             63,124
Derivative financial
instruments                      94,340
Loans and advances to
banks                            25,728       80,632       83,034       66,993
Loans and advances to
customers                       210,959      262,409      252,053      230,772
Debt securities                              130,311      119,840       99,896
Equity shares                                 11,399        8,599        7,094
Available for sale
financial investments            48,491
Reverse repurchase
agreements and cash
collateral on securities
borrowed                        139,574
Other assets                      3,595       25,915       21,344       22,728
Insurance assets,
including unit-linked
assets                              153        8,576        8,165        8,274
Investments in
associates and joint
ventures                            429          429          442          438
Goodwill                          4,518        4,518        4,398        4,393
Intangible assets                   139          139           62           64
Property, plant and
equipment                         2,282        2,282        2,108        2,123
Deferred tax assets               1,642        1,388        1,383        1,348
                               --------     --------     --------     --------
Total assets                    715,592      538,181      512,331      455,032
                               --------     --------     --------     --------


1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.


                           CONSOLIDATED BALANCE SHEET

                                                   As at
                              01.01.051     31.12.04     30.06.04     01.01.04
Liabilities                        GBPm         GBPm         GBPm         GBPm

Deposits from banks              74,735      111,024      115,836       94,092
Items in the course of
collection due to
other banks                       1,205        1,205        1,442        1,286
Customer accounts               194,488      217,492      206,170      184,796
Trading portfolio
liabilities                      59,114
Liabilities to customers
under investment contracts       64,609
Derivative financial
instruments                      95,218
Debt securities in issue         80,754       83,842       69,431       61,469
Repurchase agreements
and cash collateral on
securities lent                  98,582
Other liabilities                 9,859       82,936       79,546       74,068
Current tax liabilities             621          621          697          514
Insurance contract
liabilities, including
unit-linked liabilities           3,596        8,377        7,944        8,023
Subordinated liabilities:
- Undated loan capital - non
  convertible                     4,208        6,149        6,233        6,310
- Dated loan capital -
  convertible to
  preference shares                  15           15           15           17
- Dated loan capital -
  non convertible                 6,383        6,113        6,220        6,012
Deferred tax liabilities          1,365        1,362        1,284        1,257
Other provisions for
liabilities                         403          416          329          380
Retirement benefit
liabilities                       1,865        1,865        2,028        1,885
                               --------     --------     --------     --------
Total liabilities               697,020      521,417      497,175      440,109
                               --------     --------     --------     --------

Shareholders' equity
Called up share capital           1,614        1,614        1,613        1,642
Share premium account             5,524        5,524        5,437        5,417
Less: treasury shares              (119)        (119)        (115)         (84)
Available for sale reserve          314
Cash flow hedging reserve           302
Capital redemption reserve          309          309          305          274
Other capital reserve               617          617          617          617
Translation reserve                 (58)         (58)         (43)           -
Retained earnings                 6,739        7,983        7,164        6,774
                               --------     --------     --------     --------
Shareholders' equity excluding
minority interests               15,242       15,870       14,978       14,640
Minority interests                3,330          894          178          283
                               --------     --------     --------     --------
Total shareholders' equity       18,572       16,764       15,156       14,923
                               --------     --------     --------     --------

                               --------     --------     --------     --------
Total liabilities and
shareholders' equity            715,592      538,181      512,331      455,032
                               --------     --------     --------     --------

1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.

Results by business

The following section analyses the Group's performance by business.

Profit attributable to shareholders

                                       UK
                                     GAAP
                                    Year-      Year-
                                    ended      ended         Half-year ended
                                 31.12.04   31.12.04   31.12.04     30.06.04
                                     GBPm       GBPm       GBPm         GBPm

UK Banking                          2,415      2,265      1,103        1,162
                                 --------   --------   --------     --------
UK Retail Banking                   1,068        963        405          558
UK Business Banking                 1,347      1,302        698          604
                                 --------   --------   --------     --------
International Retail and
Commercial Banking                    311        293        148          145
Barclaycard                           860        843        384          459
Barclays Capital                    1,042      1,020        432          588
Barclays Global Investors             347        336        185          151
Private Clients                       144        110         46           64
Private Clients-closed life
assurance activities                   (4)       (52)       (51)          (1)
Head office functions and other
operations                           (206)      (235)      (130)        (105)
                                 --------   --------   --------     --------
Profit before tax and UK GAAP

goodwill amortisation               4,909      4,580      2,117        2,463
                                 --------   --------   --------     --------
Goodwill amortisation                (306)         -          -            -
                                 --------   --------   --------     --------
Profit before tax                   4,603      4,580      2,117        2,463
Tax                                (1,289)    (1,279)      (634)        (645)
                                 --------   --------   --------     --------
Profit for the year                 3,314      3,301      1,483        1,818
Profit attributable to minority
interests                             (46)       (47)       (27)         (20)
                                 --------   --------   --------     --------
Profit attributable to
shareholders                        3,268      3,254      1,456        1,798
                                 --------   --------   --------     --------

The presentation of results by business differs from that provided in 2004 in the following respects:

- International Retail and Commercial Banking and Private Clients are reported as completely separate business divisions and not aggregated, reflecting changes in management accountability;

- The results for the Private Clients-closed life assurance activities are provided separately from those for the rest of Private Clients. The introduction of IFRS requires that the results of the life assurance activities are recorded on a line by line basis rather than the previous single line presentation. In order that the presentation of the underlying financial performance is not distorted, it is considered appropriate to report the life assurance activity separately; and

- The 2004 results of Barclaycard and UK Retail Banking have been restated to reflect the 2005 change in allocation of branch network costs and insurance sales between the two divisions. This has the impact of increasing Barclaycard's profit before tax by GBP59m and reducing UK Banking's profit before tax by the same amount.

The share of results of associates and joint ventures is reported after tax under IFRS.

Following the line by line consolidation of insurance activities in the income statement, the cost:income ratios have been redefined as follows:

- The cost:income ratio is defined as operating expenses plus net claims and benefits compared to total operating income;

- The operating expenses:income less net claims ratio is defined as operating expenses compared to total operating income less net claims and benefits on insurance contracts; and

- The operating expenses:net income less net claims ratio is defined as operating expenses compared to net operating income less net claims and benefits on insurance contracts.

    UK Banking

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm

    Net interest income                          3,477      1,780        1,697
    Net fee and commission income                1,936        974          962
                                              --------   --------     --------
    Net trading income                               -          -            -
    Net investment income                            5          4            1
                                              --------   --------     --------
    Principal transactions                           5          4            1
    Net premiums from insurance contracts          249        100          149
    Other operating income                          37         31            6
                                              --------   --------     --------
    Total operating income                       5,704      2,889        2,815
    Impairment loss on loans and advances and
    other credit risk provisions                  (199)       (46)        (153)
                                              --------   --------     --------
    Net operating income                         5,505      2,843        2,662
    Net claims and benefits on insurance
    contracts                                      (46)       (20)         (26)
    Operating expenses                          (3,241)    (1,722)      (1,519)
    Share of results of associates and joint
    ventures                                         5          2            3
    Profit on disposal of associates and joint      42          -           42
    ventures                                  --------   --------     --------
    Profit before tax                            2,265      1,103        1,162
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation (as restated)2,415      1,186        1,229
                                              --------   --------     --------

    Cost:income ratio                               58%        60%          55%
    Operating expenses:income less net claims ratio 57%        60%          54%
    Operating expenses:net income less net claims
    ratio                                           59%        61%          58%
    Loans and advances to customers (period  GBP114.1bn  GBP114.1bn  GBP109.1bn end)
    Customer accounts (period end)           GBP114.8bn  GBP114.8bn  GBP113.1bn
    Total assets                             GBP119.6bn  GBP119.6bn  GBP114.4bn

    Return on average economic capital              34%        32%          35%

    Economic profit                              1,158        565          593

    The reduction in profit before tax is mainly due to the increased costs associated with share based payments and pensions, which have also resulted in an increase in the cost:income ratios. The non-life insurance activities are presented on separate income statement lines, although the net result is not changed by the introduction of IFRS.

    In 2004, UK Banking announced that it is targeting cost:income ratio improvements of 2% per annum in 2005, 2006 and 2007. The relevant comparator for this target is the operating expenses:income less net claims ratio based on a starting point of 57%.


    UK Retail Banking

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm

    Net interest income                          2,059      1,046        1,013
    Net fee and commission income                1,123        554          569
                                              --------   --------     --------
    Net trading income                               -          -            -
    Net investment income                            1          1            -
                                              --------   --------     --------
    Principal transactions                           1          1            -
    Net premiums from insurance contracts          249        100          149
    Other operating income                          26         22            4
                                              --------   --------     --------
    Total operating income                       3,458      1,723        1,735
    Impairment loss on loans and advances and
    other credit risk provisions                   (60)         2          (62)
                                              --------   --------     --------
    Net operating income                         3,398      1,725        1,673
    Net claims and benefits on insurance
    contracts                                      (46)       (20)         (26)
    Operating expenses                          (2,433)    (1,300)      (1,133)
    Share of results of associates and joint
    ventures                                         2          -            2
    Profit on disposal of associates and
    joint ventures                                  42          -           42
                                              --------   --------     --------
    Profit before tax                              963        405          558
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation (as
    restated)                                    1,068        468          600
                                              --------   --------     --------

    Cost:income ratio                               72%        77%          67%
    Operating expenses:income less net claims
    ratio                                           71%        76%          66%
    Operating expenses:net income less net
    claims ratio                                    73%        76%          69%

    Loans and advances to customers (period   GBP65.6bn  GBP65.6bn    GBP64.4bn
    end)
    Customer accounts (period end)            GBP72.4bn  GBP72.4bn    GBP70.7bn
    Total assets                              GBP68.9bn  GBP68.9bn    GBP67.3bn

    Return on average economic capital              31%        25%          36%

    Economic profit                                 473        183          290

    The reduction in profit before tax is mainly due to the increased costs associated with share based payments and pensions, which have also resulted in an increase in the cost:income ratios.

    UK Business Banking
                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm
    Net interest income                          1,418        734          684
    Net fee and commission income                  813        420          393
                                              --------   --------     --------
    Net trading income                               -          -            -
    Net investment income                            4          3            1
                                              --------   --------     --------
    Principal transactions                           4          3            1
    Other operating income                          11          9            2
                                              --------   --------     --------
    Total operating income                       2,246      1,166        1,080
    Impairment loss on loans and advances and
    other credit risk provisions                  (139)       (48)         (91)
                                              --------   --------     --------
    Net operating income                         2,107      1,118          989
    Operating expenses                            (808)      (422)        (386)
    Share of results of associates and joint
    ventures                                         3          2            1
                                              --------   --------     --------
    Profit before tax                            1,302        698          604
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation              1,347        718          629
                                              --------   --------     --------

    Cost:income ratio                               36%        36%          36%
    Operating expenses:net income ratio             38%        38%          39%

    Loans and advances to customers (period   GBP48.5bn  GBP48.5bn    GBP44.7bn
    end)
    Customer accounts (period end)            GBP42.4bn  GBP42.4bn    GBP42.4bn
    Total assets                              GBP50.7bn  GBP50.7bn    GBP47.1bn

    Return on average economic capital              37%        38%          35%

    Economic profit                                 685        382          303

    The reduction in profit before tax is mainly due to the increased costs associated with share based payment and pensions, which have also resulted in an increase in the cost:income ratios.


    International Retail and Commercial Banking

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm
    Net interest income                            534        277          257
    Net fee and commission income                  288        145          143
                                              --------   --------     --------
    Net trading income                               -          -            -
    Net investment Income                          135         71           64
                                              --------   --------     --------
    Principal transactions                         135         71           64
    Net premiums from insurance contracts          300        155          145
    Other operating income                          25         12           13
                                              --------   --------     --------
    Total operating income                       1,282        660          622
    Impairment loss on loans and advances and
    other credit risk provisions                   (31)       (12)         (19)
                                              --------   --------     --------
    Net operating income                         1,251        648          603
    Net claims and benefits paid on insurance
    contracts                                     (390)      (208)        (182)
    Operating expenses                            (617)      (330)        (287)
    Share of results of associates and joint
    ventures                                        49         38           11
                                              --------   --------     --------
    Profit before tax                              293        148          145
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation                311        167          144
                                              --------   --------     --------

    Cost:income ratio                               79%        82%          75%
    Operating expenses:income less net claims
    ratio                                           69%        73%          65%
    Operating expenses:net income less net
    claims ratio                                    72%        75%          68%

    Loans and advances to customers (period   GBP20.7bn  GBP20.7bn    GBP17.6bn
    end)
    Customer accounts (period end)            GBP10.1bn  GBP10.1bn    GBP9.7bn
    Total assets                              GBP28.4bn  GBP28.4bn    GBP25.1bn

    Return on average economic capital              20%        22%          18%

    Economic profit                                111         54           57

    The reduction in full-year profit before tax is mainly due to the increased costs associated with share based payments and pensions. The 2004 income statement presentation under IFRS includes separate line items relating to the insurance businesses: net premiums from insurance contracts and net claims and benefits paid on insurance contracts. In addition, investment income on assets backing insurance policies is separately presented. Under UK GAAP, the results of the insurance businesses were presented on a net basis. There is no change in the measurement of the insurance result in 2004. Under IFRS, the share of results of associates and joint ventures is presented after tax.

    In 2005, investment and insurance contracts will be separately accounted for in accordance with IAS 39 and IFRS 4. This will result in investment income and premiums and claims relating to investment contracts being presented on a net basis in other operating income. Therefore, the 2004 figures provided above will not be directly comparable to the results to be reported in 2005.


    Barclaycard
                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm

    Net interest income                          1,600        790          810
    Net fee and commission income                  790        416          374
    Net premiums from insurance contracts           22         11           11
                                              --------   --------     --------
    Total operating income                       2,412      1,217        1,195
    Impairment loss on loans and advances and
    other credit risk provisions                  (761)      (404)        (357)
                                              --------   --------     --------
    Net operating income                         1,651        813          838
    Net claims and benefits on insurance
    contracts                                       (5)        (3)          (2)
    Operating expenses                            (807)      (428)        (379)
    Share of results of associates and joint
    ventures                                         4          2            2
                                              --------   --------     --------
    Profit before tax                              843        384          459
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation (as restated)  860        444          416
                                              --------   --------     --------

    Cost:income ratio                               34%        35%          32%
    Operating expense:income less net claims
    ratio                                           34%        35%          32%
    Operating expenses:net income ratio             49%        53%          45%

    Loans and advances to customers (period   GBP22.3bn  GBP22.3bn    GBP20.1bn
    end)
    Total assets                              GBP23.1bn  GBP23.1bn    GBP20.7bn

    Return on average economic capital              23%        20%          25%

    Economic profit                                 350        148          202

    The reduction in profit before tax reflects the increased costs associated with share based payments and pensions.


    Barclays Capital

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm

    Net interest income                            991        535          456
    Net fee and commission income                  603        331          272
                                              --------   --------     --------
    Net trading income                           1,463        679          784
    Net investment income                          318        132          186
                                              --------   --------     --------
    Principal transactions                       1,781        811          970
                                              --------   --------     --------
    Total operating income                       3,375      1,677        1,698
    Impairment loss on loans and advances and
    other
    credit risk provisions                        (102)       (53)         (49)
                                              --------   --------     --------
    Net operating income                         3,273      1,624        1,649
    Operating expenses                          (2,253)    (1,192)      (1,061)
    Share of results of associates and joint         -          -            -
    ventures                                  --------   --------     --------
    Profit before tax                            1,020        432          588
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation              1,042        443          599
                                              --------   --------     --------

    Cost:income ratio                               67%        71%          62%
    Operating expenses:net income ratio             69%        73%          64%

    Average net revenue per member of staff
    ('000)                                       GBP481     GBP221       GBP260

    Total assets                             GBP346.9bn  GBP346.9bn  GBP330.2bn

    Return on average economic capital              35%        32%          38%

    Economic profit                                 521        230          291

    The introduction of IFRS has not had a material impact on the 2004 restated results.


    Barclays Global Investors
                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
    Continuing operations                         GBPm       GBPm         GBPm
    Net interest income                              5          1            4
    Net fee and commission income                  882        464          418
                                              --------   --------     --------
    Net trading income                               3          3            -
    Net investment income                            3          3            -
                                              --------   --------     --------
    Principal transactions                           6          6            -
    Other operating income                           -         (1)           1
                                              --------   --------     --------
    Total operating income                         893        470          423
    Operating expenses                            (556)      (284)        (272)
    Share of results of associates and joint
    ventures                                        (2)        (1)          (1)
    Profit on disposal of associates and
    joint                                            1          -            1
    ventures                                  --------   --------     --------
    Profit before tax                              336        185          151
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation                347        189          158
                                              --------   --------     --------

    Cost:income ratio                               62%        60%          64%
    Average net revenue per member of staff
    ('000)                                       GBP464     GBP247       GBP217

    Total assets                               GBP0.8bn   GBP0.8bn     GBP0.7bn

    Return on average economic capital             166%       185%         147%

    Economic profit                                195        108           87

    The introduction of IFRS has not had a material impact on the 2004 restated results.


    Private Clients

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm
    Net interest income                            303        155          148
    Net fee and commission income                  529        268          261
                                              --------   --------     --------
    Net trading income                               -          -            -
    Net investment income                            -          -            -
                                              --------   --------     --------
    Principal transactions                           -          -            -
    Other operating income                           7          4            3
                                              --------   --------     --------
    Total operating income                         839        427          412
    Impairment loss on loans and advances and
    other
    credit risk provisions                           1          1            -
                                              --------   --------     --------
    Net operating income                           840        428          412
    Operating expenses                            (730)      (382)        (348)
    Share of results of associates and joint         -          -            -
    ventures
                                              --------   --------     --------
    Profit before tax                              110         46           64
                                              --------   --------     --------

    Memo - UK GAAP profit before tax
    excluding goodwill amortisation                144         63           81
                                              --------   --------     --------

    Cost:income ratio                               87%        89%          84%
    Operating expenses:net income ratio             87%        89%          84%

    Loans and advances to customers (period    GBP4.1bn   GBP4.1bn     GBP3.6bn
    end)
    Customer accounts (period end)            GBP21.3bn  GBP21.3bn    GBP20.4bn
    Total assets                               GBP5.0bn   GBP5.0bn     GBP4.4bn

    Return on average economic capital              32%        23%          43%

    Economic profit                                  70         23           47

    The reduction in profit before tax is mainly due to the increased costs associated with pensions and the capitalisation of software, which have also had the effect of increasing the cost:income ratios.



    Private Clients-closed life assurance activities

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm

    Net interest income                            (53)       (33)         (20)
    Net fee and commission income                   51         26           25
                                              --------   --------     --------
    Net trading income                               -          -            -
    Net investment income                          596        517           79
                                              --------   --------     --------
    Principal transactions                         596        517           79
    Net premiums from insurance contracts          362        195          167
    Other operating income                           4          1            3
                                              --------   --------     --------
    Total operating income                         960        706          254
    Net claims and benefits on insurance
    contracts                                     (869)      (665)        (204)
    Endowment redress costs                        (97)       (64)         (33)
    Other operating expenses                       (46)       (28)         (18)
                                              --------   --------     --------
    Loss before tax                                (52)       (51)          (1)
                                              --------   --------     --------

    Memo - UK GAAP (loss)/profit before tax
    excluding goodwill amortisation                 (4)        25          (29)
                                              --------   --------     --------

    Cost:income ratio                              105%       107%         100%
    Operating expenses:income less net claims
    ratio                                          157%       224%         102%

    Total assets                               GBP6.4bn   GBP6.4bn     GBP6.1bn

    Return on average economic capital             (53)%     (117)%         11%

    Economic (loss)/profit                         (77)       (79)           2

For the year-ended 31st December 2004, under UK GAAP and using the Embedded Value basis of accounting, the Private Clients-closed life assurance activities resulted in a loss of GBP4m. The change in accounting policy to the Modified Statutory Solvency Basis, which is an accruals basis of accounting, has resulted in an increase in the loss of GBP48m since the net present value of profits inherent in the in-force policies is no longer recognised. The tax impact of this change has also resulted in the economic loss.

In 2005, investment and insurance contracts will be separately accounted for in accordance with IAS 39 and IFRS 4. This will result in investment income and premiums and claims relating to investment contracts being presented on a net basis in other operating income. Therefore, the 2004 figures provided above will not be directly comparable to the results to be reported in 2005.



    Head office functions and other operations

                                                Year-
                                                ended         Half-year ended
                                             31.12.04   31.12.04     30.06.04
                                                 GBPm       GBPm          GBPm

    Head office functions and central items      (230)      (140)         (90)
    Transition businesses                           7         17          (10)
    Restructuring costs                           (12)        (7)          (5)
                                             --------   --------     --------
    Loss on operating activities before tax      (235)      (130)        (105)
                                             --------   --------     --------

    Memo - UK GAAP loss before tax
    excluding goodwill amortisation              (206)      (128)         (78)
                                             --------   --------     --------

    The increased loss in head office functions and central items is mainly due to the increased costs associated with share based payments and pensions.


    Results by nature of income and expense

    Net interest income

                                        Year-
                                        ended                  Half-year ended
                                     31.12.04          31.12.04       30.06.04
                                         GBPm              GBPm           GBPm

    Interest income                    13,880             7,315          6,565
    Interest expense                   (7,047)           (3,815)        (3,232)
                                     --------          --------       --------
                                        6,833             3,500          3,333
                                     --------          --------       --------

    The components of net interest income have increased mainly as the result of the consolidation of additional subsidiaries, including special purpose entities.

    Principal transactions

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04

    Net trading income
    Rates related business                       1,141        443          698
    Credit related business                        346        241          105
                                              --------   --------     --------
                                                 1,487        684          803
                                              --------   --------     --------

    Net investment income
    Gain on disposal of investment securities      199        129           70
    Dividend income                                 17         11            6
    Other investment income                        832        585          247
                                              --------   --------     --------
                                                 1,048        725          323
                                              --------   --------     --------
                                                 2,535      1,409        1,126
                                              --------   --------     --------

    Other investment income includes income from assets backing insurance policies in the long term assurance businesses. Under UK GAAP this was included in income from the long-term assurance business previously included in other operating income.

    Other operating income

                                        Year-
                                        ended                  Half-year ended
                                     31.12.04    31.12.04             30.06.04
                                         GBPm        GBPm                 GBPm
    Property rentals                       45          27                   18
    Other income                           65          37                   28
                                     --------    --------             --------
                                          110          64                   46
                                     --------    --------             --------

    Other income includes operating lease income, which was previously included in interest income.



    Impairment loss on loans and advances and other credit risk provisions

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm
    The charge for the period in respect of
    impairment for
    loans and advances comprises:
    - New and increased                          1,755        927          828
    - Releases                                    (396)      (267)        (129)
    - Recoveries                                  (255)      (140)        (115)
                                                --------   --------     --------
    Total impairment charge for loans and
    advances                                     1,104        520          584
    (Release)/charge for the period in
    respect of provisions for undrawn
    contractually committed facilities and
    guarantees provided                            (11)       (16)           5
    Charge for the period in respect of
    impairment of available for sale
    financial investments
                                                --------   --------     --------
    Total impairment loss on loans and
    advances and other credit risk provisions    1,093        504          589
                                                --------   --------     --------

    The total impairment loss on loans and advances and other credit risk provisions is unchanged for 2004, although the charge in respect of provisions for undrawn contractually committed facilities and guarantees provided to customers is presented separately from impairment loss on loans and advances.

    Operating expenses

                                         Year-
                                         ended                Half-year ended
                                      31.12.04      31.12.04         30.06.04
                                          GBPm          GBPm             GBPm

   Staff costs (refer to page 24)       5,227         2,720            2,507
    Administrative expenses              2,766         1,553            1,213
    Depreciation                           297           156              141
    Amortisation of intangible assets       22            13                9
    Impairment loss
    - Intangible assets                      9             5                4
    Operating lease rentals                215           115              100
                                      --------      --------         --------
                                         8,536         4,562            3,974
                                      --------      --------         --------

Operating lease rentals were previously netted with income r eceived from the sub-let of properties and included in other operating income.



    Staff costs

                                                Year-
                                                ended         Half-year ended
                                             31.12.04   31.12.04     30.06.04
                                                 GBPm       GBPm         GBPm

    Salaries and accrued incentive payments     4,098      2,124        1,974
    Social security costs                         339        172          167
    Pension costs
    - defined contribution plans                   92         39           53
    - defined benefit plans                       235        126          109
    Other post retirement benefits                 29         16           13
    Other                                         434        243          191
                                             --------   --------     --------
                                                5,227      2,720        2,507
                                             --------   --------     --------

    Included in salaries and accrued incentive payments is GBP169m (half-year ended 31st December 2004: GBP90m; half-year ended 30th June 2004: GBP79m) resulting from equity settled share based payments.

    Staff costs have increased due to the recognition of the additional cost of share based payments, including Sharesave and Incentive Share Option Plan
    (ISOP), and the increase in pension costs under IAS 19.

    Share of results of associates and joint ventures

                                               Year-
                                               ended           Half-year ended
                                            31.12.04    31.12.04      30.06.04
                                                GBPm        GBPm          GBPm

    Profit from associates                        56          42            14
    Profit from joint ventures                     -           -             -
                                            --------    --------      --------
                                                  56          42            14
                                            --------    --------      --------

    The share of results of associates and joint ventures is reported after tax, with no amortisation of goodwill and after aligning results with Group IFRS accounting policies as set on pages 43 to 59.


    Earnings per share

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04

    Profit attributable to the members of
    Barclays PLC                              GBP3,254m  GBP1,456m    GBP1,798m

    Basic weighted average number of shares
    (in issue)                                   6,381m     6,341m       6,421m
    Potential ordinary shares1                      33m        32m          31m
                                               --------   --------     --------
    Diluted weighted average number of shares    6,414m     6,373m       6,452m
                                               --------   --------     --------

                                                     p          p            p
    Basic earnings per ordinary share             51.0       23.0         28.0

    Diluted earnings per ordinary share           50.7       22.8         27.9

    Memo - UK GAAP
    Earnings per ordinary share                   51.2       24.5         26.7

    Fully diluted earnings per ordinary share     51.0       24.4         26.6

    1 Potential ordinary shares reflect the dilutive effect of share options outstanding.

    Tax rate

    The charge for 2004 is based upon the UK GAAP financial statements and a UK corporation tax rate of 30% for the calendar year 2004 (2003: 30%).


    Analysis of amounts included in the balance sheets

    Assets held in respect of linked liabilities to customers under investment contracts/liabilities to customers under investment contracts

                                                                     01.01.051
                                                                          GBPm
    Non-trading financial instruments fair valued through profit and loss
    - held in respect of linked liabilities                             63,124
    Cash and bank balances within the funds                              1,485
                                                                      --------
                                                                        64,609
                                                                      --------

                                                                      --------
    Liabilities to customers under investment contracts                 64,609
                                                                      --------

    This comprises assets under management held on behalf of clients. Under UK GAAP the assets were included in assets under management and not included on the balance sheet.

    Derivative financial instruments

    The table below analyses the contract or underlying principal amounts and fair values of derivatives financial instruments held for trading purposes and for the purposes of risk management.

                                                           As at 01.01.051
                                                Gross
                                             Contract       Fair Value
                                               Amount   Assets     Liabilities
                                                 GBPm     GBPm         GBPm

    Derivative assets/liabilities held for
    trading                                12,397,266   92,619          94,006
    Derivative assets/liabilities held for
    risk                                       89,894    1,721           1,212
    management                               -------- --------        --------
    Total recognised derivative
    assets/liabilities                     12,487,160   94,340          95,218
                                             -------- --------        --------

    From 1st January 2005, amounts previously described as balances from off-balance sheet financial instruments and included in other assets and other liabilities have been reclassified to derivative financial instruments and recognised according to the offset requirements of IFRS. IFRS requires financial assets and liabilities to be stated on a gross basis unless the Group has the ability and intention to settle them net. Under master netting agreements, the Group has the ability, but not the intention, to settle net. Under UK GAAP, such agreements qualified for net presentation, accordingly, the derivative balances recognised under IFRS are significantly higher than those under UK GAAP.




    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.

    Loans and advances

                                                 As at
                            01.01.051     31.12.04     30.06.04     01.01.04
                                 GBPm         GBPm         GBPm         GBPm
                             --------     --------     --------     --------

    Loans and advances to
    banks                      25,752       80,655       83,042       67,010
    Less: impairment
    allowance                     (24)         (23)          (8)         (17)
                             --------     --------     --------     --------
                               25,728       80,632       83,034       66,993
                             --------     --------     --------     --------

                             --------     --------     --------     --------
    Loans and advances to
    customers                 213,572      265,097      254,896      233,701
    Less: impairment
    allowance                  (2,613)      (2,688)      (2,843)      (2,929)
                             --------     --------     --------     --------
                              210,959      262,409      252,053      230,772
                             --------     --------     --------     --------
                              236,687      343,041      335,087      297,765
                             --------     --------     --------     --------

    The increase in loans and advances to banks and to customers in 2004 mainly results from the consolidation of additional entities, including special purpose entities. Loans and advances have decreased at 1st January 2005 due to the reclassification of trading portfolio assets and reverse repurchase agreements. These decreases have been partially offset by the increase due to the presentation on a gross basis of balances that qualified to be presented on a net basis under UK GAAP.

    Impairment allowance

    In 2004, the reduction in impairment allowance compared to UK GAAP provisions for bad and doubtful debts is due to the reclassification of the provision for undrawn contractually committed facilities and guarantees provided to other provisions for liabilities. The provision has not been remeasured, but has been presented in a separate place on the balance sheet.

    The total impairment allowance, including provision for undrawn contractually committed facilities and guarantees, as at 1st January 2005 under IFRS has increased slightly when compared to UK GAAP as a result of the application of revised calculation methodologies.

    A reconciliation of UK GAAP provisions to IFRS impairment allowances is as follows:

                                                                          GBPm
    UK GAAP provision as at 31st December 2004                           2,766
    UK GAAP interest in suspense as at 31st December 2004                   40
                                                                      --------
                                                                         2,806
    UK GAAP fees in suspense as at 31st December 2004                       19
    Additional impairment resulting from the application of
    revised
    calculation methodologies at 1st January 2005                           24
                                                                      --------
                                                                         2,849
                                                                      --------

    Impairment allowance on loans and advances to banks                     24
    Impairment allowance on loans and advances to customers              2,613
    Provision for undrawn contractually committed facilities and
    guarantees provided                                                     55
    Interest and fees not recognised                                       157
                                                                      --------
                                                                         2,849
                                                                      --------

    Interest in suspense is not recognised under IFRS. Interest and fees that are not expected to be recoverable are not recognised in the income statement. Interest, representing the unwind of the discount rate applied to future cashflows included in the impairment allowance calculation, will be recognised on impaired loans from 2005.

    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.


    Potential credit risk loans

                                                   As at
                              01.01.051     31.12.04     30.06.04     01.01.04
    Potential credit risk loans    GBPm         GBPm         GBPm         GBPm
    Non-accrual loans             2,052        2,115        2,235        2,261
    Accruing loans where there
    is an expectation of
    ultimate write-off
    (either partial or full)      1,255        1,334        1,343        1,450
    Accruing loans 90 days
    overdue, against which
    no allowances have been
    made                            509          521          569          590

    Reduced rate loan                15           15           10            4
                               --------     --------     --------     --------
    Total non-performing loans    3,831        3,985        4,157        4,305

    Potential problem loans         753          756          824        1,327
                               --------     --------     --------     --------

    Total potential credit
    risk loans                    4,584        4,741        4,981        5,632
                               --------     --------     --------     --------

                                      %            %            %            %

    Allowance coverage of
    non-performing loans           68.8         69.0         69.7         69.6
                               --------     --------     --------     --------

    Allowance coverage of
    total potential
    credit
    risk loans                     57.5         58.0         58.1         53.2
                               --------     --------     --------     --------

    The coverage ratios are calculated by dividing the impairment allowance either by the non-performing loans (NPLs) or the total potential credit risk loans (PCRLs). The coverage ratios differ from those previously published for the following reasons:

    - Treatment of provisions relating to undrawn contractually committed facilities and guarantees:

    - under UK GAAP provisions for losses on undrawn but committed facilities (such as loan commitments and guarantees) were included in the calculation;

    - under IAS 37, which became effective from the 1st January 2004, the equivalent provisions raised against such facilities are excluded.

    As a result, coverage ratios are lower than those previously reported.

    - Treatment of interest in suspense and income not recognised:

    - under UK GAAP, for purposes of the coverage ratio calculation, interest in suspense was included in the provisions and in the NPLs and PCRLs;

    - under IFRS, interest not recognised, by definition, is excluded from both allowance and NPLs and PCRLs.

    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.



    Potential credit risk loans (continued)

    As a result, both NPL and PCRLs coverage ratios will be lower. However, as this new treatment became effective from 1st January 2005, only the figures as at 1st January 2005, in the table above, have been affected.

    - Change to the underlying impairment allowance balances:

    - under IFRS, the 1st January 2005 opening impairment allowance balance is slightly higher than the 31st December 2004 closing UK GAAP balance due to the application of revised calculation methodologies.

    As a result, the coverage ratios as at 1st January 2005 are slightly higher than reported as at 31st December 2004 under UK GAAP. This partially offsets the decreases in the ratios mentioned above.

    The overall effect of the changes described above is for coverage ratios to be marginally lower than previously reported.

    Other assets

                                                 As at
                            01.01.051     31.12.04     30.06.04     01.01.04
                                 GBPm         GBPm         GBPm         GBPm
    Sundry debtors              2,624        3,711        3,629        3,790
    Prepayments                   415          467          410          363
    Balances arising from
    off-balance sheet
    financial instruments                   18,174       14,000       15,812
    Accrued income                556        3,563        3,305        2,763
                             --------     --------     --------     --------
                                3,595       25,915       21,344       22,728
                             --------     --------     --------     --------

    In 2004, other assets has reduced mainly due to the recognition of the shareholders' interest in the long term assurance business in the relevant lines in the balance sheet and the removal of the pension prepayment under SSAP 24. This has been partially offset by the recognition of balances relating to additional consolidated entities and deferred income in respect of financial guarantees provided to customers.

    The reduction in other assets as at 1st January 2005 primarily reflects the reclassification of balances arising from off balance sheet financial instruments to derivative financial instruments. From 1st January 2005, accrued income no longer includes accrued interest, which is included in the loan balances as part of the effective interest calculation.

    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.


    Other liabilities

                                                   As at
                              01.01.051     31.12.04     30.06.04     01.01.04
                                   GBPm         GBPm         GBPm         GBPm
    Obligations under
    finance leases payable          353          353          352          110
    Balances arising from off
    balance sheet
    financial instruments                     18,009       12,829       14,797
    Sundry creditors              4,763        3,851        3,531        4,038
    Accruals and deferred
    income                        4,743        6,820        5,396        5,189
    Short positions in
    securities                                53,903       57,438       49,934
                               --------     --------     --------     --------
                                  9,859       82,936       79,546       74,068
                               --------     --------     --------     --------

    Current and deferred tax and other provisions for liabilities are no longer included in other liabilities. These items are presented separately on the face of the balance sheet. Proposed dividends formerly included within other liabilities, are not accrued under IFRS.

    Other liabilities includes liabilities arising on financial guarantees provided to customers. In 2005, other liabilities has reduced due to the reclassification of balances arising from off balance sheet financial instruments to derivative financial instruments and short positions in securities to trading portfolio liabilities. This is partly offset by the inclusion within other liabilities of customer loyalty provisions which have been reclassified from other provisions for liabilities to other liabilities and remeasured accordingly. Accruals and deferred income no longer includes accrued interest, which is included in customer balances as part of the amortised cost.

    Other provisions for liabilities

                                                 As at
                            01.01.051     31.12.04     30.06.04     01.01.04
                                 GBPm         GBPm         GBPm         GBPm
    Customer loyalty
    provisions                                  12           15           32
    Redundancy and
    restructuring                  97           97           34           64
    Undrawn contractually
    committed facilities
    and guarantees                 55           55           85           82
    Onerous leases                 39           39           13           23
    Sundry provisions             212          213          182          179
                             --------     --------     --------     --------
                                  403          416          329          380
                             --------     --------     --------     --------

    In 2004, other provisions for liabilities no longer includes provision for pensions and post retirement benefits, which are presented separately. This reclassification is partially offset by the inclusion of the provision for undrawn contractually committed facilities and guarantees of GBP55m as at 31st December 2004 previously reported as part of credit risk provisions.
    As at 1st January 2005, the customer loyalty provision has been reclassified to other liabilities and remeasured accordingly.


    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.


    Capital resources

                                                 As at
                           01.01.051      31.12.04      30.06.04      01.01.04
                                GBPm          GBPm          GBPm          GBPm
    Shareholders' equity
    excluding minority
    interests                 15,242        15,870        14,978        14,640
    Minority interests         3,330           894           178           283
                            --------      --------      --------      --------
    Total shareholders'
    equity                    18,572        16,764        15,156        14,923
    Loan capital              10,606        12,277        12,468        12,339
                            --------      --------      --------      --------
                              29,178        29,041        27,624        27,262
                            --------      --------      --------      --------

    In 2004, shareholders' equity excluding minority interests has decreased, primarily reflecting the impact of the recognition of the pension liability under IAS 19 and the derecognition of the embedded value on the long term assurance activities. This has been partially offset by the derecognition of the liability for the final proposed dividend.

    As at 1st January 2005, minority interests have increased and loan capital has decreased primarily due to the reclassification of reserve capital instruments and certain upper tier 2 instruments from loan capital to equity. The reclassification of RCIs and certain upper tier 2 instruments, together with other remeasurements necessitated by IAS 39, has reduced retained earnings. This reduction is partially offset by the recognition of the initial cash flow hedging and available for sale reserves.

    Group performance ratios

                                                   As at
                             01.01.051     31.12.04     30.06.04     01.01.042
   Net asset value per
    ordinary share
    (excluding minority
    interests)                     236p         246p         232p          223p

                                              Year-
                                              ended            Half-year ended
                                           31.12.04     31.12.04      30.06.04
                                                  %            %             %
    Post-tax return on
    average shareholders'
    equity (excluding minority
    interest)                                  22.0         19.2          24.6

    Cost:income ratios

    Cost:income ratios are defined on page 11 and presented below for the Group:

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                     %          %            %
    Cost:income ratio                               64         68           59
    Operating expenses:income less net claims
    ratio                                           61         64           57
    Operating expenses:net income less net
    claims ratio                                    66         69           62

    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.
    2 Since IFRS has been applied from 1st January 2004, it is not possible to determine the average shareholders' equity for this period.


                       TOTAL ASSETS AND WEIGHTED RISK ASSETS

                                                Total assets
                                                   As at
                              01.01.051     31.12.04     30.06.04     01.01.04
                                   GBPm         GBPm         GBPm         GBPm
    UK Banking                  128,573      119,561      114,404      110,654
                               --------     --------     --------     --------
    UK Retail Banking            69,064       68,861       67,255       66,720
    UK Business Banking          59,509       50,700       47,149       43,934
                               --------     --------     --------     --------
    International Retail and

    Commercial Banking           28,715       28,448       25,114       24,389
    Barclaycard                  22,878       23,059       20,693       20,327
    Barclays Capital            454,437      346,901      330,235      279,391
    Barclays Global
    Investors                    61,201          798          711          537
    Private Clients               5,050        5,007        4,409        3,840
    Private Clients-closed
    life
    assurance activities          6,551        6,425        6,092        6,226
    Head office functions
    and other operations2         3,669        3,464        6,275        5,275
    Goodwill                      4,518        4,518        4,398        4,393
                                 --------     --------     --------     --------
                                715,592      538,181      512,331      455,032
                                 --------     --------     --------     --------

                                                 Weighted risk assets
                                                        As at
                                         01.01.051      31.12.04      30.06.04
                                              GBPm          GBPm          GBPm
    UK Banking                              91,202        91,913        87,506
                                          --------      --------      --------
    UK Retail Banking                       36,787        37,111        36,458
    UK Business Banking                     54,415        54,802        51,048
                                          --------      --------      --------
    International Retail and Commercial
    Banking                                 19,386        19,319        17,292
    Barclaycard                             19,972        20,188        18,404
    Barclays Capital                        79,548        79,949        72,715
    Barclays Global Investors                1,233         1,230         1,004
    Private Clients                          3,939         4,018         3,632
    Head office functions and other
    operations                               1,944         1,984         2,780
                                          --------      --------      --------
                                           217,224       218,601       203,333
                                          --------      --------      --------

    Weighted risk assets for 30th June 2004 and 31st December 2004 have not been restated but are shown as reported to the Financial Services Authority
    (FSA).





    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4 which have not been applied to the 2004 comparatives, in accordance with IFRS 1.
    2 Head office functions and other operations includes the Group deferred tax asset which is not currently allocated by business.


    Capital ratios                                                   01.01.051
    Weighted risk assets:                                                 GBPm
    Banking book
    On-balance sheet                                                   147,244
    Off-balance sheet                                                   26,741
    Associated undertakings and joint ventures                           3,020
                                                                      --------
    Total banking book                                                 177,005
                                                                      --------

    Trading book
    Market risks                                                        22,106
    Counterparty and settlement risks                                   18,113
                                                                      --------
    Total trading book                                                  40,219
                                                                      --------
    Total weighted risk assets                                         217,224
                                                                      --------

    Capital resources:
    Tier 1
    Called up share capital                                              1,614
    Eligible reserves                                                   14,886
    Minority interests2                                                  2,824
    Tier one notes3                                                        920
    Less: intangible assets                                             (4,747)
                                                                      --------
    Total qualifying tier 1 capital                                     15,497
                                                                      --------

    Tier 2
    Revaluation reserves                                                    25
    Collectively assessed impairment allowances                          2,046
    Minority Interests                                                     397
    Qualifying subordinated liabilities 4
    Undated loan capital                                                 3,176
    Dated loan capital                                                   5,647
    Other                                                                    3
                                                                      --------
    Total qualifying tier 2 capital                                     11,294
                                                                      --------

    Tier 3: short term subordinated liabilities4                           286
                                                                      --------

    Less: Supervisory deductions:
    Investments not consolidated for supervisory purposes                 (781)
    Other deductions                                                      (496)
                                                                      --------
                                                                        (1,277)
                                                                      --------
    Total net capital resources                                         25,800
                                                                      --------

    Tier 1 ratio                                                           7.1%
    Risk asset ratio                                                      11.9%

    Capital ratios for prior periods have not been restated as these remain as reported to the FSA. The capital ratios above indicate the impact of IFRS first time adoption adjustments and have been prepared in accordance with the FSA's policy statement 05/5.

    1 The figures at 1st January 2005 include the impacts of adopting IAS 32, IAS 39 and IFRS 4.
    2 Includes Reserve capital instruments of GBP1,627m.
    3 Tier one notes are included in undated loan capital in the consolidated balance sheet.
    4 Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements.



                               ADDITIONAL INFORMATION
    Economic Capital

    Capital Demand

    The demand for capital from the Group's businesses via the economic capital framework is set out below:

                                                           Average, as at
                                                       31.12.04       30.06.04
                                                           GBPm           GBPm
    UK Banking                                            4,650          4,450
                                                      ---------      ---------
    UK Retail Banking                                     2,200          2,150
    UK Business Banking                                   2,450          2,300
                                                      ---------      ---------
    International Retail and Commercial Banking           1,000          1,000
    Barclaycard                                           2,450          2,450
    Barclays Capital                                      2,100          2,050
    Barclays Global Investors                               150            150
    Private Clients                                         300            300
    Private clients-closed life assurance activities        100            100
    Head office functions and other operations1             200            200
                                                      ---------      ---------
    Business unit economic capital                       10,950         10,700
    Capital held at Group centre2                         1,400          1,300
                                                      ---------      ---------
    Economic capital requirement (excluding goodwill)    12,200         12,000
    Average historic goodwill                             5,600          5,550
                                                      ---------      ---------
    Total economic capital requirement                   17,950         17,550
                                                      ---------      ---------

    1 Includes Transition Businesses and capital for central function risks.
    2 The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.




    Capital Supply

    The supply of capital to support the economic capital framework is set out below:

                                                           Average, as at
                                                       31.12.04       30.06.04

                                                           GBPm           GBPm
    Shareholders' equity excluding minority interests
    less goodwill                                        10,450         10,300
    Pension liability                                     1,750          1,700
    Cashflow hedge reserve
    Available for sale reserve
    Preference shares                                       150              -
                                                      ---------      ---------
    Available funds for economic capital
    excluding goodwill                                   12,350         12,000
    Average historic goodwill                             5,600          5,550
                                                      ---------      ---------
    Available funds for economic capital                 17,950         17,550
                                                      ---------      ---------

    Average ordinary shareholders' equity for
    Group economic profit calculation1                   17,800         17,550
                                                      ---------      ---------

    Shareholders' equity above has been adjusted as a result of the transition to IFRS. These changes do not affect the demand from the Group's businesses for economic capital, but do affect the amount held at Group centre.

    The Group has adjusted available funds for economic capital to reflect the impact of hedging, available for sale securities and pensions. These adjustments are explained more fully in the following section under economic profit.

    The capital resources to support economic capital comprise shareholders' equity including preference shares but excluding other minority interests.




    1 Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill.



    Economic Profit

                                                 Year-
                                                 ended         Half-year ended
                                              31.12.04   31.12.04     30.06.04
                                                  GBPm       GBPm         GBPm
   Profit after tax and minority interests      3,254      1,456        1,798
    Addback of amortisation charged on
    acquired
    intangible assets                                6          6            -
                                              --------   --------     --------
    Profit for economic profit purposes          3,260      1,462        1,798
                                              --------   --------     --------
    Average shareholders' equity excluding
    minority
    interests less goodwill                     10,450     10,450       10,300
    Add/(deduct): reserve for unrealised
    (gains)/losses on effective hedges
    Add/(deduct): reserve for unrealised
    (gains)/losses on Available for sale
    financial instruments
    Add: pension fund net deficit                1,750      1,750        1,700
    Goodwill and intangible assets arising on
    acquisitions                                 5,600      5,600        5,550
                                              --------   --------     --------
    Average shareholders' equity for economic
    profit purposes (rounded to the nearest
    GBP50m)                                       17,800     17,800       17,550
                                              --------   --------     --------

    Capital charge at 9.5%                       1,692        858          834
                                              --------   --------     --------

    Economic profit                              1,568        604          964
                                              --------   --------     --------

    Memo - UK GAAP economic profit               1,885        831        1,054
                                              --------   --------     --------

    The economic profit methodology under IFRS will continue to be made up of two components:

    - Profit after tax and minority interests; and
    - Capital charge (average shareholders' equity excluding minority interests multiplied by the Group's cost of equity capital charge).

    The Group cost of capital will now be applied at a uniform rate of 9.5% (previously the Woolwich goodwill component of GBP4,121m was charged at 8.5%).

    In general, the impact of IFRS on the Group's financial results will be reflected in the calculation of economic profit. One example of this is the treatment of goodwill where the absence of an annual amortisation charge removes the need for an adjustment to profit after tax and minority interests for economic profit purposes. In other cases the Group has determined that the impacts of IFRS should be modified in calculating economic profit.

    - Preference Shares - at the Barclays PLC Group level these shares are reported as a minority interest. Since they have been issued to improve the long-term capital base they are included in the funds available to support economic capital.

    The preference shareholders receive a fixed return rather than participating in the returns available to ordinary shareholders and consequently are excluded from the calculation of the capital charge. The preference dividend is reflected in the calculation of the return after tax and minority interests.



    Economic Profit (continued)

    - Hedging - to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity upon which the capital charge is based.

    - Available for sale securities - unrealised gains and losses on such securities are included in shareholders' equity until disposal or impairment. Such gains and losses will be excluded from shareholders' equity for the purposes of calculating the capital charge. Realised gains and losses and any impairment charge recorded in the income statement will impact economic profit.

    - Pensions - IFRS has required the Group to recognise a deficit with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of deriving the capital charge, the Group will not deduct the pension deficit from economic capital.

    Economic profit generated by business

                                       UK
                                     GAAP                      IFRS
                                    Year-      Year-
                                    ended      ended           Half-year ended
                                 31.12.04   31.12.04     31.12.04     30.06.04
                                     GBPm       GBPm         GBPm         GBPm
    UK Banking                      1,271      1,158          565          593
                                 --------   --------     --------     --------
    UK Retail Banking                 554        473          183          290
    UK Business Banking               717        685          382          303
                                 --------   --------     --------     --------
    International Retail and
    Commercial Banking                127        111           54           57
    Barclaycard                       362        350          148          202
    Barclays Capital                  534        521          230          291
    Barclays Global Investors         204        195          108           87
    Private Clients                   102         70           23           47
    Private clients-closed life
    assurance activities               35        (77)         (79)           2
    Head office functions and
    other operations                 (149)      (146)        (138)          (8)
                                 --------   --------     --------     --------
                                    2,486      2,182          911        1,271
    Historical goodwill              (490)      (533)        (268)        (265)
    Variance to average
    shareholders' equity
    (excluding minority
    interest)                        (111)       (81)         (39)         (42)
                                 --------   --------     --------     --------
    Economic profit                 1,885      1,568          604          964
                                 --------   --------     --------     --------


Part 3

     SPECIAL PURPOSE AUDIT REPORT OF PRICEWATERHOUSECOOPERS LLP TO BARCLAYS PLC ('THE COMPANY') ON ITS INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS')
                               FINANCIAL INFORMATION

    We have audited the accompanying consolidated IFRS balance sheets of Barclays PLC and its subsidiaries ('the Group') as at 1st January 2004 and 31st December 2004, the related consolidated IFRS income statement for the year ended 31st December 2004, the 1st January 2005 balance sheet and transition adjustment relating to the adoption of IAS 32, IAS 39 and IFRS 4, set out on pages 7, 8 and 9 and the associated IFRS 1 reconciliations set out on pages on 61 to 79 prepared in accordance with the basis of preparation and the provisional accounting policies set out on pages 40 to 59 (hereinafter referred to as 'the IFRS financial information').

    In addition to the above noted opening and year end balance sheets, full year income statement and associated IFRS reconciliations, included with the financial information set out on pages 7, 8, 9 and 61 to 79 are the half-year balance sheet, half-year income statements and associated IFRS reconciliations. We have not audited the half-year balance sheet, half-year income statements and associated IFRS reconciliations and these are not covered by this opinion and do not form part of the above defined IFRS financial information.

    The IFRS financial information has been prepared by the Group as part of its transition to IFRS and as described on pages 40 to 42 to establish the financial position, and results of operations of the Group to provide the comparative financial information expected to be included in the first complete set of consolidated IFRS financial statements of the Group for the year ended 31st December 2005.

    Respective responsibilities of Directors and PricewaterhouseCoopers LLP

    The Directors of the Company are responsible for the preparation of the consolidated IFRS financial information which has been prepared as part of the Group's transition to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation and provisional accounting policies set out on pages 40 to 59.

    This report, including the opinion, has been prepared for, and only for, the Company for the purposes of assisting with the Group's transition to IFRS and for no other purpose. To the fullest extent permitted by law, we do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

    We read the other information contained in this Transition Report and consider its implications for our report if we became aware of any apparent misstatements or material inconsistencies with the above defined IFRS financial information.

    Basis of audit opinion

    We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed.



    We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

    Emphasis of matter

    Without qualifying our opinion, we draw your attention to the fact that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group's first set of IFRS financial statements for the year ended 31st December 2005. This is because Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further Standards may be issued by the International Accounting Standards Board (IASB) that will be adopted for financial years beginning on or after 1st January 2005.

    Additionally, without qualifying our opinion, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements for the year ended 31st December 2005 may be subject to change.

    Opinion

    In our opinion, the accompanying IFRS financial information comprising of the consolidated IFRS balance sheets as at 1st January 2004 and 31st December 2004, the related consolidated IFRS income statement for the year ended 31st December 2004, the 1st January 2005 balance sheet and transition adjustment relating to the adoption of IAS 32, IAS 39 and IFRS 4, set out on pages 7, 8 and 9 and the associated IFRS 1 reconciliations set out on pages on 61 to 79, have been prepared, in all material respects, in accordance with the basis of preparation and the provisional accounting polices set out on pages 40 to 59, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of IFRS financial statements of the Group for the year ended 31st December 2005.


    PricewaterhouseCoopers LLP
    Chartered Accountants
    London
    10th May 2005


                                    BARCLAYS PLC
    Basis of preparation

    First Time Adoption of International Financial Reporting Standards (IFRS)

    The Group will adopt the requirements of International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) for the first time for the purpose of preparing financial statements for the year ending 31st December 2005. The standards applied will be those issued by the International Accounting Standards Board and endorsed (or where there is a reasonable expectation of endorsement) by the European Union (EU) as at 31st December 2005. In all respects, this is also expected to be in accordance with IFRS, including the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as applicable to Barclays.

    With the exception of the fair value option discussed below, the financial information in this document has been prepared on the basis of the Group's expectation of the standards that will be applicable as at 31st December 2005.

    Further standards and interpretations may be issued that could be applicable for financial years beginning on or after 1st January 2005 or that are applicable to later accounting periods but with the option for companies to adopt for earlier periods. The Group's first annual financial statements prepared under IFRS may, therefore, be prepared in accordance with different accounting policies to those used in the preparation of the financial information in this document. In addition, IFRS is currently being applied in the European Union and other countries for the first time and contains many new and revised standards. Therefore practice on which to draw in applying the standards may develop. At this preliminary stage, before the Group's first annual financial statements prepared under IFRS are completed, it should be noted that the financial information in this document could be subject to change.

    In accordance with the transitional provisions set out in IFRS 1, 'First-time Adoption of International Financial Reporting Standards' and other relevant standards, the Group has applied IFRS expected to be in force as at 31st December 2005 in its financial reporting with effect from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which were applied with effect from 1st January 2005, as described on page 41. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1. Previously, the Group followed UK accounting standards issued by the UK Accounting Standards Board and the pronouncements of its Urgent Issues Task Force, relevant Statements of Recommended Practice and the Companies Act, 1985 (collectively, UK GAAP).

    At present, the EU-endorsed version of IAS 39 'Financial Instruments:
    Recognition and Measurement' does not permit non-trading financial liabilities to be designated as 'at fair value through profit or loss'. However, it is expected that proposed amendments to IAS 39 will result in the EU endorsing a revised version of the standard that would permit such designation in certain circumstances ('the fair value option'). It is anticipated that the relevant transitional arrangements would permit designation as at 1st January 2005 for companies adopting IFRS from that date. Should this option be available, the Group would consider making use of the proposals where appropriate. The main area where the option could be applied is to designate certain issued structured notes containing embedded derivatives as being measured at fair value through profit or loss. This would result in an increase estimated to be around GBP70m in opening shareholders' equity as at 1st January 2005, in comparison to the financial information included in this document. This increase would reflect the fact that observable profit arising on structured notes issued before 2005 would have been recognised in prior periods under IFRS, if the whole instruments had been measured on a fair value basis, rather than through bifurcating and measuring the embedded derivatives at fair value.

    The Group has used the provisions of IFRS 1 in arriving at appropriate opening balances for the purposes of these financial statements, as follows:

    Goodwill

    The Group has not applied IFRS 3, 'Business Combinations' retrospectively to business combinations prior to the date of transition. The carrying amount of goodwill in the UK GAAP balance sheet as at 31st December 2003 has accordingly been brought forward without adjustment.

    Property, plant and equipment

    The Group has adopted the carrying values of all items of property, plant and equipment on the date of transition under UK GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1.

    Cumulative foreign currency difference

    The Group has brought forward a nil opening balance on the cumulative foreign currency translation adjustment arising from the re-translation of foreign operations, which is shown as a separate item in shareholders' equity at the date of transition in accordance with IAS 21 'The Effects of Changes in Foreign Exchange Rates'.

    Employee benefits

    For defined benefit pension schemes and other post retirement benefits, the Group has recognised all cumulative actuarial gains and losses at the date of transition.

    Derecognition of financial assets and liabilities

    The Group has elected not to re-recognise financial assets and liabilities derecognised before 1st January 2004.

    First time application of IFRS relating to financial instruments and insurance contracts

    In addition to the options described above, IFRS 1 also includes specific transitional provisions for International Accounting Standard 32, 'Financial
    Instruments: Disclosure and Presentation', International Accounting Standard 39, 'Financial Instruments: Recognition and Measurement' and International Financial Reporting Standard 4, 'Insurance Contracts'. The Group has decided to take advantage of these provisions and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders' equity as at 1st January 2005. In the 2004 comparatives, financial instruments and insurance contracts are included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments and insurance contracts.

    Effects of the transition to IFRS

    A description of the differences between UK GAAP and IFRS accounting policies is set out on pages 80 to 91. Reconciliations of balance sheets prepared under UK GAAP and IFRS at 1st January 2004, 30th June 2004 and 31st December 2004 are included on pages 65 to 79. Reconciliations of the profit and loss account prepared in accordance with UK GAAP and prepared in accordance with IFRS for the periods ending 30th June 2004 and 31st December 2004 are included on pages 61 to 64. In addition, a reconciliation of the amount of shareholders' equity at 1st January 2005, before and after the application of IAS 32, IAS 39 and IFRS 4, and an explanation of the effects of their application on the opening 2005 balance sheet, is presented on pages 65 to 70.

    Provisional accounting policies expected to be applied from 1st January 2005 and used in the preparation of this document

    1.  Consolidation

    Subsidiaries

    The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries, including certain special purpose entities where appropriate, made up to 31st December. Entities qualify as subsidiaries where the Group has the power to exercise control over the financial and operating policies of the entity. In particular, entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.

    Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date that control ceases.

    The acquisition method of accounting is used to account for the purchase of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. See 11 on page 53 for the accounting policy for goodwill. Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

    Associates and joint ventures

    An associate is an entity in which the Group has significant influence, but not control over, the operating and financial management policy decisions. This is generally demonstrated by the Group holding in excess of 20%, but no more than 50%, of the voting rights.

    A joint venture is a venture in which the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.

    The Group's investment in associates and joint ventures is initially recorded at cost and increased (or decreased) each year by the Group's share of the post acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the cost of the investment (net of any accumulated impairment loss). When the Group's share of losses in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

    The Group's share of the results of associates and joint ventures after tax is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group. Unrealised gains on transactions are eliminated to the extent of the Group's interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

    2.  Foreign currency translation

    The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

    Items included in the financial statements of each of the Group's entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

    Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Balances denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the retranslation and settlement of these items are recognised in the income statement except for qualifying cash flow hedges or hedges of net investments. See 9 on page 50 for the policies on hedge accounting.

    Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available-for-sale financial assets and non-monetary items, are included directly in equity.

    For the purposes of translation into the reporting currency, assets, liabilities and equity of foreign operations are translated at the closing rate, and items of income and expense are translated into sterling at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate to actual rates.

    The exchange differences arising on the translation of a foreign operation are included in cumulative translation reserves within shareholders' equity and included in the profit or loss on disposal or partial disposal of the operation.

    Goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries are maintained in foreign currency, translated at the closing rate and are included in hedges of net investments where appropriate.

    3.  Interest, fees and commissions and other income

    Interest

    Interest income is recognised in interest receivable in the income statement for all interest-bearing financial instruments classified as held to maturity, available for sale or other loans and advances using the effective interest method.

    The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the instrument. The application of the method has the effect of recognising income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

    In calculating effective interest, the Group estimates cash flows (using projections based on its experience of customers' behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. Fees, including those for early redemption, are included in the calculation to the extent that they can be measured and are considered to be an integral part of the effective interest rate. Cash flows arising from the direct and incremental costs of issuing financial instruments are also taken into account in the calculation. Where it is not possible to otherwise estimate reliably the cash flows or the expected life of a financial instrument, the Group has reference to the payments or receipts specified in the contract, and the full contractual term.

    Fees and commissions

    Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis when the service has been provided. Fees and commissions not integral to effective interest arising from negotiating, or participating in the negotiation of a transaction with a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

    Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

    Mortgage indemnity premiums

    Mortgage indemnity premiums received are included in the effective interest rate on the associated loan.

    Insurance premiums

    Insurance premiums are recognised in the period earned.

    Net trading income

    Income arises from the margins which are achieved through market making and customer business and from changes in market value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions.

    Lending related fees and commissions payable and incentives

    Fees and commissions payable to introducers in respect of obtaining lending business, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

    4.  Financial assets and liabilities

    The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale financial assets. Management determines the classification of financial assets and liabilities at initial recognition.

    Financial assets at fair value through profit or loss

    A financial asset classified in this category is acquired primarily for the purpose of selling in the short term (held for trading) or if so designated by management (designated under the fair value option). Derivatives are fair valued through profit or loss unless they are designated as cash flow hedges or hedges of net investments. The assets may be either held for trading or otherwise designated as held at fair value on inception. The assets are recognised initially at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement. The assets are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

    Purchases and sales of investments are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

    Loans and receivables

    Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see 3 on page 44). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

    Held to maturity

    Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group's management has the intention and ability to hold to maturity. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see 3 on page
    44). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

    Available for sale

    Available for sale investments are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest determined using the effective interest method (see 3 on page 44), impairment losses and translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

    Where the classification of an asset requires it to be stated at fair value, this is determined by reference to the quoted bid value in an active market wherever possible. Where no such active market exists for the particular asset, the Group uses a valuation technique to arrive at the fair value, including the use of prices obtained in recent arms' length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

    Financial liabilities

    Financial liabilities are measured at amortised cost, except for trading liabilities, which are held at fair value through profit or loss. As noted on page 40, the Group will consider applying the fair value option to certain financial liabilities when this is permitted.

    5.  Impairment of financial assets

    The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date ('a loss event') and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. Objective evidence that a financial asset or a portfolio is impaired includes observable data that comes to the attention of the Group about the following loss events:

    a)      significant financial difficulty of the issuer or obligor;
    b) a breach of contract, such as a default or delinquency in interest or principal payments;
    c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
    d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
    e) the disappearance of an active market for that financial asset because of financial difficulties; or
    f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

    (i) adverse changes in the payment status of borrowers in the portfolio;
    (ii) national or local economic conditions that correlate with defaults on the assets in the portfolio.

    The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

    For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

    The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

    For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty's ability to pay all amounts due according to the contractual terms of the assets being evaluated.

    Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

    The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

    Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

    When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

    If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

    Assets acquired in exchange for loans and advances in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of an asset. Where control is obtained over an entity as a result of the transaction, the entity is consolidated. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

    In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement, increases in the fair value of equity shares after impairment are recognised directly in equity.

    6.  Sale and repurchase agreements (including stock borrowing and lending)

    Investment and other securities may be lent or sold subject to a commitment to repurchase them (a 'repo'). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group, and the counterparty liability is included separately on the balance sheet as appropriate.

    Similarly, where the Group borrows or purchases securities subject to a commitment to resell them (a 'reverse repo') but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the balance sheet.

    The difference between sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

    Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in Net trading income.

    7.  Securitisation transactions

    Certain Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers.

    All such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

    a) a fully proportional share of all or specifically identified cash flows are transferred to the lender, in which case, that proportion of the asset is derecognised;
    b) substantially all the risks and returns associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or
    c) if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the practical ability to sell the financial asset or recognised only to the extent of the Group's continuing involvement in the asset.

    Transactions undertaken prior to 1st January 2004 that were accounted for on the basis of linked presentation under UK GAAP have been represented by separate recognition of the gross assets and the related funding from that date.

    8.  Collateral and netting

    The Group enters into master netting agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

    Collateral

    The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer's assets and gives the Group a claim on these assets for both existing and future liabilities.

    The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability or asset. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received, and to loans and advances to banks or customers in the case of cash collateral paid away. Any interest payable or receivable arising is recorded as interest payable or interest income respectively.

    Netting

    Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. This is not generally the case with master agreements, and the related assets and liabilities are presented gross in the balance sheet.

    9.  Derivatives and hedge accounting

    Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities. Derivatives entered into for hedging purposes and for trading purposes include foreign exchange, interest rate, credit, equity and commodity derivatives mainly in the form of swaps, forwards, options and combinations of these instrument types.

    Derivatives

    Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted prices prevailing in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models as appropriate. All derivatives are included in assets when their fair value is positive, and liabilities when their fair value is negative, unless there is the legal ability and intention to settle net.

    Profits or losses are only recognised on initial recognition of derivatives when there are observable current market transactions or valuation techniques are based on observable market inputs.

    Embedded derivatives

    Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognised in the income statement.

    Hedge accounting

    Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

    When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

    The Group discontinues hedge accounting when:

    a) it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;
    b)      the derivative expires, or is sold, terminated, or exercised;
    c)      the hedged item matures or is sold or repaid; or
    d)      a forecast transaction is no longer deemed highly probable.

    In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedge.

    To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed ineffective. The amount of ineffectiveness, (taking into account the timing of the expected cash flows, where relevant) provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement.

    Fair value hedge accounting

    Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

    If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items this fair value hedging adjustment remains in equity until the hedged item affects profit or loss.

    If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

    Cash flow hedge accounting

    For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially directly in shareholders' equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

    When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

    Hedges of net investments

    Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

    Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

    Derivatives that do not qualify for hedge accounting

    Derivative contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through profit or loss.

    Hedge accounting is not generally applied to credit derivatives that are purchased to reduce credit risk for large portfolios of originated loans but is used in specific circumstances where the hedge accounting requirements are met.

    10.  Property, plant and equipment

    Property and equipment is stated at cost less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the assets.

    Depreciation is provided on the depreciable amount of items of property and equipment on a straightline basis over their estimated useful lives. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of its economic life.

    The Group generally uses the following annual rates in calculating depreciation:

    Freehold buildings and long-leasehold property                          2%
    (more than 50 years to run)
    Leasehold property                                      Over the remaining
    (less than 50 years to run)                             life of the leases
    Costs of adaptation of freehold and leasehold property*                10%
    Equipment installed in freehold and leasehold property*                10%
    Computers and similar equipment                                     20-33%
    Fixtures and fittings and other equipment                              20%

    *Where leasehold property has a remaining useful life of less than 10 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

    Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances.

    When deciding on depreciation rates and methods, the principal factors that the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset, after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful life.

    No depreciation is provided on freehold land, although, in common with all long-lived assets, it is subject to impairment testing, if deemed appropriate.

    11.  Intangible assets

    Goodwill

    Goodwill arises on the acquisition of subsidiary and associated entities and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group's share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

    For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk adjusted expected future cash flows.

    Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill on the acquisitions of associates and joint ventures is included in the amount of the investments. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

    Computer software

    Computer software is stated at cost, less amortisation and provisions for impairment, if any.

    The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred.

    Capitalised computer software is amortised over 3 to 5 years.

    12.  Impairment of property, plant and equipment and intangible assets

    At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset's or the cash-generating unit's net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm's length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

    The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset's recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For the purpose of conducting impairment reviews, cash-generating units are the lowest level at which management monitors the return on investment on assets.

    13.  Financial guarantees

    Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities ('facility guarantees'), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.

    Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the bank's liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

    Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

    This represents a change in accounting policy from 1st January 2004, from that applied under UK GAAP and results in financial guarantees being recognised and measured in accordance with the principles set out in the proposed amendments to IAS 39 on financial guarantees. This change in policy has had an immaterial impact on the 2004 income statement and earnings per share, and has reduced retained earnings by GBP34m as at 1st January 2004.

    14.  Issued debt and equity securities

    Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares. Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component.

    Financial liabilities are carried at amortised cost using the effective interest method (see 3 above). Derivatives embedded in financial liabilities are accounted for as set out in 9 above.

    Equity instruments, including share capital, are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Dividend and other payments to equity holders are deducted from equity, net of any related income tax.

    15.  Share capital

    Share issue costs

    Incremental costs directly attributable to the issue of new shares or options or the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

    Dividends on ordinary shares

    Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Barclays PLC (the Company) shareholders.

    Treasury shares

    Where the Company or any member of the Group purchases the Company's share capital, the consideration paid is deducted from shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

    16.  Insurance and investment contracts

    The Group has allocated its wealth management products into insurance contracts and investment contracts depending on the level of insurance risk in the products. The Group has applied IFRS 4, 'Insurance Contracts' to its insurance contracts. Financial assets and liabilities relating to investment contracts, and assets backing insurance contracts are classified and measured as appropriate under IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 4 permits insurance contracts to be accounted for in accordance with UK GAAP accounting polices. However, from 1st January 2004 the Group has chosen to change its accounting policy in relation to insurance contracts to use the Modified Statutory Solvency Basis rather than the Embedded Value basis to account for insurance polices in the UK. This change will result in insurance contracts and investment contracts being accounted for on a similar basis and represents the most appropriate accounting policy in the circumstances. This change in policy has reduced other operating income by GBP47m in 2004 and has reduced retained earnings by GBP592m as at 1st January 2004. The impact on earnings per share is immaterial. Overseas wealth management products have also been allocated between insurance contracts and investment contracts. Overseas insurance contract liabilities are measured on an actuarial basis in accordance with the requirements in the countries concerned and as permitted by IFRS 4.

    The significant policies comprising the Modified Statutory Solvency Basis are as follows:

    Claims

    Claims and surrenders are accounted for when notified. Maturities on the policy maturity date and regular withdrawals are accounted for when due.

    Long term business provision

    The long term business provision is determined by the appointed actuary following his investigation of the long term fund and is calculated annually on a statutory solvency basis to comply with UK and other regulatory requirements. The calculation uses a cash flow method for unit linked insurance policies for determining mortality and expense reserves. For conventional policies a gross premium valuation is used.

    Reinsurance

    Long-term insurance business is ceded to reinsurers under contracts to transfer part or all of one or more of the following risks: mortality, investment, persistency and expenses. Such contracts are accounted for as insurance contracts.

    17.  Leases

    Lessor

    Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

    Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property, plant and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

    Lessee

    Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

    18.  Employee benefits

    The Group provides employees worldwide with post retirement benefits mainly in the form of pensions. The Group operates a number of pension schemes which may be funded or unfunded and of a defined contribution or defined benefit nature. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans.

    For defined benefit schemes, actuarial valuation of each of the scheme's obligations using the projected unit credit method and the fair valuation of each of the scheme's assets are performed annually using consistent assumptions. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognised actuarial losses and past service cost, is recognised as a liability in the balance sheet. An asset, arising for example, as a result of past over funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions.

    Cumulative actuarial gains and losses in excess of the greater of 10% of the assets or 10% of the obligations of the plan are recognised in the income statement over the remaining average service lives of the employees of the related plan on a straight-line basis.

    For defined contribution schemes, the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

    The Group also provides healthcare to certain retired employees, which are accrued as a liability in the financial statements over the period of employment, using a methodology similar to that for defined benefit pension plans.

    Short-term employee benefits, such as salaries, paid absences, and other benefits, are accounted for on an accruals basis over the period which employees have provided services in the year. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably.

    All expenses related to employee benefits are recognised in the income statement in staff costs, which is included within operating expenses.

    19.  Share-based payments to employees

    The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received, which is the vesting period. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Barclays PLC share price over the life of the option and other relevant factors. Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

    20.  Provisions

    Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

    When a leasehold property ceases to be used in the business, provision is made, where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.

    Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features. The provision raised is normally utilised within nine months.

    Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

    21.  Income taxes, including deferred income taxes

    Income tax payable on taxable profits ('current tax') is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

    Deferred income tax is provided in full, using the liability method, on temporary timing differences arising from the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

    Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

    22.  Segment reporting

    Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to different risks and rewards that are different to those of components operating in other economic environments. Business segments are the primary reporting segments.

    23.  Cash and cash equivalents

    For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than 3 months.

    24.  Trust activities

    The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from the financial statements, as they are not assets of the Group.


                              DETAILED RECONCILIATIONS

    The pages that follow contain detailed reconciliations of UK GAAP to IFRS in accordance with IFRS 1. The reconciliations contain two columns for each period as well as the UK GAAP and IFRS results. The reclassify column includes re-classification and re-analysis of amounts from their UK GAAP profit and loss account and balance sheet lines to the appropriate IFRS income statement and balance sheet lines. The remeasure column sets out the effects of the recognition and measurement changes required by the transition to IFRS. The remeasure columns are further analysed into the type of adjustment.

    Differences between UK GAAP and IFRS on pages 80 to 91 provide more information on each type of adjustment and are referenced in the remeasure analysis.


    Income statements
    Full-year ended 31st December 2004
    Half-year ended 31st December 2004
    Half-year ended 30th June 2004
    Remeasure analysis
    Full-year ended 31st December 2004
    Half-year ended 31st December 2004
    Half-year ended 30th June 2004
    Balance  sheets
    As at 1st January 2005 - assets
    As at 31st  December 2004 - assets
    As at 30th June 2004 - assets
    As at 1st  January  2004 - assets
    As at 1st January 2005 - liabilities
    As at 31st December 2004 - liabilities
    As at 30th June 2004 - liabilities
    As at 1st January 2004 - liabilities
    As at 1st January 2005 - shareholders' equity
    As at 31st December 2004 - shareholders' equity
    As at 30th June 2004 - shareholders' equity
    As at 1st January 2004 - shareholders' equity
    Remeasure analysis
    As at 1st January 2005 - assets
    As at 1st January 2005 - liabilities
    As at 1st January 2005 - shareholders' equity
    As at 31st December 2004 - assets
    As at 31st December 2004 - liabilities
    As at 31st December 2004 - shareholders' equity
    As at 30th June 2004 - assets
    As at 30th June 2004 - liabilities
    As at 30th June 2004 - shareholders' equity
    As at 1st January 2004 - assets
    As at 1st January 2004 - liabilities
    As at 1st January 2004 - shareholders' equity



                                    BARCLAYS PLC

    Income statement reconciliations for periods ending in 2004.


                            Full-year ended 31st December 2004

                        UK GAAP   Reclassify   Remeasure           IFRS
                          GBPm          GBPm        GBPm           GBPm
Interest income         13,665             -         215         13,880
Interest expense        (6,823)            -        (224)        (7,047)
                      --------      --------      ------        -------
Net interest
income                   6,842             -          (9)         6,833
                      --------      --------      ------        -------
Fee and
commission
income                   5,672             -        (112)         5,560
Fee and
commission
expense                   (706)            -          44           (662)
                      --------      --------      ------        -------
Net fee and
commission
income                   4,966             -         (68)         4,898
                      --------      --------      ------        -------
Dealing profits          1,493        (1,493)          -              -
Net trading
income                       -         1,493          (6)         1,487
Net investment
income                       -           308         740          1,048
                      --------      --------      ------        -------
Principal                    -         1,801         734          2,535
transactions
Net premiums
from insurance
contracts                    -           211         831          1,042
                      --------      --------      ------        -------
Other operating
income                     644          (519)        (15)           110
Total operating
income                  13,945             -       1,473         15,418
                      --------      --------      ------        -------
Impairment loss
on loans and
advances and
other credit
risk provisions         (1,091)           (2)          -         (1,093)
Provisions for
contingent
liabilities and
commitments                 (2)            2           -              -
                      --------      --------      ------        -------
Net operating
income                  12,852             -       1,473         14,325
                      --------      --------      ------        -------
Net claims and
benefits on
insurance
contracts                    -             -      (1,310)        (1,310)
Operating
expenses                     -        (8,350)       (186)        (8,536)
Administrative
expenses-staff
costs                   (4,998)        4,998           -              -
Administrative
expenses-other          (2,758)        2,758           -              -
Depreciation and
goodwill
amortisation              (594)          594           -              -
Share of results
of associates
and
joint ventures              56           (10)         10             56
Exceptional
items                       45           (45)          -              -
Profit on
disposal of
associates and
joint ventures               -            45           -             45
                      --------      --------      ------        -------
Profit before
tax                      4,603           (10)        (13)         4,580
                      --------      --------      ------        -------
Tax                     (1,289)           10           -         (1,279)
Dividends               (1,538)            -       1,538              -
                      --------      --------      ------        -------
Profit for the
year                     1,776             -       1,525          3,301
                      --------      --------      ------        -------
Profit
attributable to
minority
interests                   46             -           1             47
Profit
attributable to
shareholders             1,730             -       1,524          3,254
                      --------      --------      ------        -------
                         1,776             -       1,525          3,301
                      --------      --------      ------        -------




                         Half-year ended 31st December 2004                     Half-year ended 30th June 2004

                   UK GAAP     Reclassify     Remeasure      IFRS     UK GAAP     Reclassify    Remeasure      IFRS
                      GBPm          GBPm           GBPm      GBPm        GBPm           GBPm         GBPm      GBPm
Interest income      7,202             -            113     7,315       6,463              -          102     6,565
Interest expense    (3,701)            -           (114)   (3,815)     (3,122)             -         (110)   (3,232)
                   -------        ------          -----   -------    --------          -----      -------   -------
Net interest
income               3,501             -             (1)    3,500       3,341              -           (8)    3,333
                   -------        ------          -----   -------    --------          -----      -------   -------
Fee and commission
income               2,952             -            (65)    2,887       2,720              -          (47)    2,673
Fee and commission
expense               (364)            -             35      (329)       (342)             -            9      (333)
                   -------        ------          -----   -------    --------          -----      -------   -------
Net fee and
commission income    2,588             -            (30)    2,558       2,378              -          (38)    2,340
                   -------        ------          -----   -------    --------          -----      -------   -------
Dealing profits        687          (687)             -         -         806           (806)           -         -
Net trading income       -           687             (3)      684           -            806           (3)      803
Net investment
income                   -           131            594       725           -            177          146       323
                   -------        ------          -----   -------    --------          -----      -------   -------
Principal
transactions             -           818            591     1,409           -            983          143     1,126
                   -------        ------          -----   -------    --------          -----      -------   -------
Net premiums from
insurance
contracts                -            84            422       506           -            127          409       536
Other operating
income                 317          (215)           (38)       64         327           (304)          23        46
                   -------        ------          -----   -------    --------          -----      -------   -------
Total operating
income               7,093             -            944     8,037       6,852              -          529     7,381
                   -------        ------          -----   -------    --------          -----      -------   -------
Impairment loss on
loans and advances
and other credit
risk provisions       (502)           (2)             -      (504)       (589)             -            -      (589)
Provisions for
contingent
liabilities and
commitments             (2)            2              -         -           -              -            -         -
                   -------        ------          -----   -------    --------          -----      -------   -------
Net operating
income               6,589             -            944     7,533       6,263              -          529     6,792
                   -------        ------          -----   -------    --------          -----      -------   -------
Net claims and
benefits on
insurance
contracts                -             -           (896)     (896)          -              -         (414)     (414)
Operating expenses       -        (4,439)          (123)   (4,562)          -         (3,911)         (63)   (3,974)
Administrative
expenses-staff
costs               (2,601)        2,601              -         -      (2,397)         2,397           -          -
Administrative
expenses-other      (1,532)        1,532              -         -      (1,226)         1,226           -          -
Depreciation and
goodwill
amortisation          (306)          306              -         -        (288)           288           -          -
Share of results
of associates and
joint ventures          42            (6)             6        42          14             (4)          4         14
Exceptional items        -             -              -         -          45            (45)          -          -
Profit on disposal       -             -              -         -           -             45           -         45
of associates and
joint ventures
                   -------        ------          -----   -------    --------          -----      -------   -------
Profit before tax    2,192            (6)           (69)    2,117       2,411             (4)         56      2,463
                   -------        ------          -----   -------    --------          -----      -------   -------
Tax                   (614)            6            (26)     (634)       (675)             4          26       (645)
Dividends           (1,010)            -          1,010         -        (528)             -         528          -
                   -------        ------          -----   -------    --------          -----      -------   -------
Profit for the
year                   568             -            915     1,483       1,208              -         610      1,818
                   -------        ------          -----   -------    --------          -----      -------   -------
Profit
attributable to
minority interests      26             -              1        27          20              -           -         20
Profit
attributable to
shareholders           542             -            914     1,456       1,188              -         610      1,798
                   -------        ------          -----   -------    --------          -----      -------   -------
                       568             -            915     1,483       1,208              -         610      1,818
                   -------        ------          -----   -------    --------          -----      -------   -------


                                    BARCLAYS PLC

    Analysis of remeasure column in income statement reconciliation for full-year to 31st December 2004.

                                                     Full-year 31st December 2004

                   Consolidation        Life   Goodwill     Share    Pensions Intangible   Financial  Leasing Dividends
                                   assurance                based                 assets  guarantees
                                                         payments
Notes                        (a)          (b)       (d)        (e)        (f)        (g)          (h)      (i)      (j)
                           GBPm         GBPm      GBPm       GBPm       GBPm       GBPm         GBPm     GBPm      GBPm

Interest income             228            -         -          -          -          -           18      (31)       -
Interest expense           (219)           -         -          -          -          -            -       (5)       -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Net interest
income                        9            -         -          -          -          -           18      (36)       -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Fee and commission
income                      (90)           -         -          -          -          -          (17)      (5)       -
Fee and commission
expense                      44            -         -          -          -          -            -        -        -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Net fee and
commission income           (46)           -         -          -          -          -          (17)      (5)       -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Dealing profits               -            -         -          -          -          -            -        -        -
Net trading income           (6)           -         -          -          -          -            -        -        -
Net investment
income                        4          717         -          -          -          -            -       21        -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Principal
transactions                 (2)         717         -          -          -          -            -       21        -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Net premiums from
insurance
contracts                   151          680         -          -          -          -            -        -        -
Other operating
income                       14          (47)        -          -          -          -            -       18        -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Total operating
income                      126        1,350         -          -          -          -            1       (2)       -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Impairment loss on
loans and advances
and other
credit risk
provisions                    -            -         -          -          -          -            -        -        -
Provisions for
contingent
liabilities and
commitments                   -            -         -          -          -          -            -        -        -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Net operating
income                      126        1,350         -          -          -          -            1       (2)       -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Net claims and
benefits on
insurance
contracts                   (51)      (1,259)        -          -          -          -            -        -        -
Operating expenses          (74)        (142)      293        (49)      (174)       (31)           -       (9)       -
Administrative
expenses-staff
costs                         -            -         -          -          -          -            -        -        -
Administrative
expenses-other                -            -         -          -          -          -            -        -        -
Depreciation and
goodwill
amortisation                  -            -         -          -          -          -            -        -        -
Share of results
of associates and
joint ventures                -            -         7          -          -          -            -        -        -
Exceptional items             -            -         -          -          -          -            -        -        -
Profit on disposal
of associates and
joint ventures                -            -         -          -          -          -            -        -        -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Profit before tax             1          (51)      300        (49)      (174)       (31)           1      (11)       -
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Tax                           -          (64)        -          -         52          9            -        3        -
Dividends                     -            -         -          -          -          -            -        -    1,538
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Profit for the
year                          1         (115)      300        (49)      (122)       (22)           1       (8)   1,538
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
Profit
attributable to
minority interests            1            -         -          -          -          -            -        -        -
Profit
attributable to
shareholders                  -         (115)      300        (49)      (122)       (22)           1       (8)   1,538
                         ------       ------      ----      -----      -----     ------       ------     ----   ------
                              1         (115)      300        (49)      (122)       (22)           1       (8)   1,538
                         ------       ------      ----      -----      -----     ------       ------     ----   ------


                            Other      Total
                                   remeasure
Notes                        GBPm       GBPm


Interest income                 -        215
Interest expense                -       (224)
                           ------    -------
Net interest income             -         (9)
                           ------    -------
Fee and commission income       -       (112)
Fee and commission expense      -         44
                           ------    -------
Net fee and commission
income                          -        (68)
                           ------    -------
Dealing profits                 -          -
Net trading income              -         (6)
Net investment income          (2)       740
                           ------    -------
Principal transactions         (2)       734
                           ------    -------
Net premiums from insurance
contracts                       -        831
Other operating income          -        (15)
                           ------    -------
Total operating income         (2)     1,473
                           ------    -------
Impairment loss on loans
and advances and other
credit risk provisions          -          -
Provisions for contingent
liabilities and commitments     -          -
                           ------    -------
Net operating income           (2)     1,473
                           ------    -------
Net claims and benefits on
insurance contracts             -     (1,310)
Operating expenses              -       (186)
Administrative
expenses-staff costs            -          -
Administrative
expenses-other                  -          -
Depreciation and goodwill
amortisation                    -          -
Share of results of
associates and joint
ventures                        3         10
Exceptional items               -          -
Profit on disposal of
associates and joint
ventures                        -          -
                           ------    -------
Profit before tax               1        (13)
                           ------    -------
Tax                             -          -
Dividends                       -      1,538
                           ------    -------
Profit for the year             1      1,525
                           ------    -------
Profit attributable to
minority interests              -          1
Profit attributable to
shareholders                    1      1,524
                           ------    -------
                                1      1,525
                           ------    -------



                                    BARCLAYS PLC

Analysis of remeasure column in income statement reconciliation for half-year to 31st December 2004.



                                                 Half-year ended 31st December 2004
                         --------------------------------------------------------------------------
                         Consoli   Life   Good   Share   Pensions    Intan     Finan  Leas     Divi
                          dation  Assur   will   based               gible      cial   ing    dends
                                   ance            pay              assets    guaran
                                                 ments                          tees
Notes                        (a)    (b)    (d)     (e)        (f)      (g)       (h)    (i)     (j)
                            GBPm   GBPm   GBPm    GBPm       GBPm     GBPm      GBPm   GBPm    GBPm
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Interest
income                       119      -      -       -          -        -        10    (16)      -
Interest
expense                     (111)     -      -       -          -        -         -     (3)      -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Net interest
income                         8      -      -       -          -        -        10    (19)      -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Fee and
commission
income                       (50)     -      -       -          -        -       (12)    (3)      -
Fee and
commission
expense                       35      -      -       -          -        -         -      -       -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Net fee and
commission
income                       (15)     -      -       -          -        -       (12)    (3)      -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Dealing profits                -      -      -       -          -        -         -      -       -
Net trading
income                        (3)     -      -       -          -        -         -      -       -
Net investment
income                         3    582      -       -          -        -         -     11       -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Principal
transactions                   -    582      -       -          -        -         -     11       -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Net premiums
from insurance
contracts                     61    361      -       -          -        -         -      -       -
Other
operating
income                        11    (59)     -       -          -        -         -     10       -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Total
operating
income                        65    884      -       -          -        -        (2)    (1)      -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Impairment loss on loans
and advances and other
credit risk provisions         -      -      -       -          -        -         -      -       -
Provisions for
contingent liabilities
and commitments                -      -      -       -          -        -         -      -       -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Net operating
income                        65    884      -       -          -        -        (2)    (1)      -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Net claims and
benefits on
insurance
contracts                    (23)  (873)     -       -          -        -         -      -       -
Operating
expenses                     (37)   (91)   147     (32)       (84)     (22)        -     (4)      -
Administrative
expenses-staff costs           -      -      -       -          -        -         -      -       -
Administrative
expenses-other                 -      -      -       -          -        -         -      -       -
Depreciation and
goodwill amortisation          -      -      -       -          -        -         -      -       -
Share of
results of
associates and
joint ventures                 -      -      3       -          -        -         -      -       -
Exceptional items              -      -      -       -          -        -         -      -       -
Profit on disposal of
associates and joint
ventures                       -      -      -       -          -        -         -      -       -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Profit before
tax                            5    (80)   150     (32)       (84)     (22)       (2)    (5)      -
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Tax                            4    (64)     -       -         26        6         1      1       -
Dividends                      -      -      -       -          -        -         -      -   1,010
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Profit for the
year                           9   (144)   150     (32)       (58)     (16)       (1)    (4)  1,010
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
Profit
attributable
to minority
interests                      1      -      -       -          -        -         -      -       -
Profit
attributable
to
shareholders                   8   (144)   150     (32)       (58)     (16)       (1)    (4)  1,010
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------
                               9   (144)   150     (32)       (58)     (16)       (1)    (4)  1,010
-------------------        ------- ------ ------  ------     ------   ------    ------ ------  ------



                             Half-year ended
                              31st December
                                   2004
                            ------------------
                             Other       Total
                                     remeasure
Notes
                              GBPm        GBPm
--------------------        -------    --------
Interest income                  -         113
Interest expense                 -        (114)
--------------------         -------    --------
Net interest income              -          (1)
--------------------         -------    --------
Fee and commission income        -         (65)
Fee and commission expense       -          35
--------------------         -------    --------
Net fee and commission
income                           -         (30)
--------------------         -------    --------
Dealing profits                  -           -
Net trading income               -          (3)
Net investment income           (2)        594
--------------------         -------    --------
Principal transactions          (2)        591
--------------------         -------    --------
Net premiums from insurance
contracts                        -         422
Other operating income           -         (38)
--------------------         -------    --------
Total operating income          (2)        944
--------------------         -------    --------
Impairment loss on loans and
advances and other
credit risk provisions           -           -
Provisions for contingent
liabilities and
commitments                      -           -
--------------------         -------    --------
Net operating income            (2)        944
--------------------         -------    --------
Net claims and benefits on
insurance
contracts                        -        (896)
Operating expenses               -        (123)
Administrative
expenses-staff costs             -           -
Administrative
expenses-other                   -           -
Depreciation and goodwill
amortisation                     -           -
Share of results of
associates and joint
ventures                         3           6
Exceptional items                -           -
Profit on disposal of
associates and joint
ventures                         -           -
--------------------         -------    --------
Profit before tax                1         (69)
--------------------         -------    --------
Tax                              -         (26)
Dividends                        -       1,010
--------------------         -------    --------
Profit for the year              1         915
--------------------         -------    --------
Profit attributable to
minority interests               -           1
Profit attributable to
shareholders                     1         914
--------------------         -------    --------
                                 1         915
--------------------         -------    --------


                                    BARCLAYS PLC

    Analysis of remeasure column in income statement reconciliation for half-year to 30th June 2004.

                                        Half-year ended 30th June 2004

                   Consolidation        Life   Goodwill     Share    Pensions Intangible   Financial  Leasing Dividends
                                   assurance                based                 assets  guarantees
                                                         payments
Notes                        (a)          (b)       (d)        (e)        (f)        (g)          (h)      (i)      (j)
                           GBPm         GBPm      GBPm       GBPm       GBPm       GBPm         GBPm     GBPm     GBPm
Interest income             109            -         -          -          -          -            8       (15)      -
Interest expense           (108)           -         -          -          -          -            -        (2)      -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Net interest income           1            -         -          -          -          -            8       (17)      -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Fee and commission
income                      (40)           -         -          -          -          -           (5)       (2)      -
Fee and commission
expense                       9            -         -          -          -          -            -         -       -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Net fee and
commission income           (31)           -         -          -          -          -           (5)       (2)      -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Dealing profits               -            -         -          -          -          -            -         -       -
Net trading income           (3)           -         -          -          -          -            -         -       -
Net investment income         1          135         -          -          -          -            -        10       -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Principal
transactions                 (2)         135         -          -          -          -            -        10       -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Net premiums from
insurance contracts          90          319         -          -          -          -            -         -       -
Other operating
income                        3           12         -          -          -          -            -         8       -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Total operating
income                       61          466         -          -          -          -            3        (1)      -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Impairment loss on
loans and advances
and other
credit risk
provisions                    -            -         -          -          -          -            -         -       -
Provisions for
contingent
liabilities and
commitments                   -            -         -          -          -          -            -         -       -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Net operating income         61          466         -          -          -          -            3        (1)      -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Net claims and
benefits on insurance
contracts                   (28)        (386)        -          -          -          -            -         -       -
Operating expenses          (37)         (51)      146        (17)       (90)        (9)           -        (5)      -
Administrative
expenses-staff costs          -            -         -          -          -          -            -         -       -
Administrative
expenses-other                -            -         -          -          -          -            -         -       -
Depreciation and
goodwill amortisation         -            -         -          -          -          -            -         -       -
Share of results of
associates and joint
ventures                      -            -         4          -          -          -            -         -       -
Exceptional items             -            -         -          -          -          -            -         -       -
Profit on disposal of
associates and joint
ventures                      -            -         -          -          -          -            -         -       -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Profit before tax            (4)          29       150        (17)       (90)        (9)           3        (6)      -
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Tax                          (4)           -         -          -         26          3           (1)        2       -
Dividends                     -            -         -          -          -          -            -         -     528
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Profit for the year          (8)          29       150        (17)       (64)        (6)           2        (4)    528
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
Profit attributable
to minority interests         -            -         -          -          -          -            -         -       -
Profit attributable
to shareholders              (8)          29       150        (17)       (64)        (6)           2        (4)    528
                         ------       ------      ----      -----      -----     ------       ------      ----  ------
                             (8)          29       150        (17)       (64)        (6)           2        (4)    528
                         ------       ------      ----      -----      -----     ------       ------      ----  ------


                            Other      Total
                                   remeasure
Notes                        GBPm       GBPm

Interest income                 -        102
Interest expense                -       (110)
                           ------    -------
Net interest income             -         (8)
                           ------    -------
Fee and commission income       -        (47)
Fee and commission expense      -          9
                           ------    -------
Net fee and commission
income                          -        (38)
                           ------    -------
Dealing profits                 -          -
Net trading income              -         (3)
Net investment income           -        146
                           ------    -------
Principal transactions          -        143
                           ------    -------
Net premiums from insurance
contracts                       -        409
Other operating income          -         23
                           ------    -------
Total operating income          -        529
                           ------    -------
Impairment loss on loans and
advances and other
credit risk provisions          -          -
Provisions for contingent
liabilities and commitments     -          -
                           ------    -------
Net operating income            -        529
                           ------    -------
Net claims and benefits on
insurance contracts             -       (414)
Operating expenses              -        (63)
Administrative
expenses-staff costs            -          -
Administrative
expenses-other                  -          -
Depreciation and goodwill
amortisation                    -          -
Share of results of
associates and joint
ventures                        -          4
Exceptional items               -          -
Profit on disposal of
associates and joint
ventures                        -          -
                           ------    -------
Profit before tax               -         56
                           ------    -------
Tax                             -         26
Dividends                       -        528
                           ------    -------
Profit for the year             -        610
                           ------    -------
Profit attributable to
minority interests              -          -
Profit attributable to
shareholders                    -        610
                           ------    -------
                                -        610
                           ------    -------



    BARCLAYS PLC

    Balance sheet - assets reconciliation as at periods from 1st January 2004 - 1st January 2005.

                                      1st January 2005                          31st December 2004

                        IFRS          Reclassify  Remeasure   IFRS      UK GAAP   Reclassify   Remeasure       IFRS
                     (except
                   IAS 32/39
                    & IFRS 4)

ASSETS                    GBPm              GBPm    GBPm      GBPm         GBPm         GBPm        GBPm       GBPm
Cash and balances
at central banks       1,753               -       1,485     3,238        1,753            -           -      1,753
Items in the
course of
collection from
other banks            1,772               -           -     1,772        1,772            -           -      1,772
Treasury bills and
other
eligible bills         6,658          (6,658)          -         -        6,658            -           -      6,658
Trading portfolio
assets                     -         112,356         885   113,241            -            -           -          -
Non-trading
financial
instruments fair
valued through
profit and loss:
- held on own
account                    -               -       2,367     2,367            -            -           -          -
- held in respect
of linked
liabilities to
customers under
investment
contracts                  -               -      63,124    63,124            -            -           -          -
Derivative
financial
instruments                -          17,958      76,382    94,340            -            -           -          -
Loans and advances
to banks              80,632         (60,804)      5,900    25,728       75,131            -       5,501     80,632
Loans and advances
to customers         262,409         (64,408)     12,958   210,959      254,946            -       7,463    262,409
Debt securities      130,311        (130,311)          -         -      127,428            -       2,883    130,311
Equity shares         11,399         (11,399)          -         -       12,166            -        (767)    11,399
Available for sale
financial
investments                -          46,523       1,968    48,491            -            -           -          -
Reverse repurchase
agreements and
cash collateral on
securities
borrowed                   -         119,399      20,175   139,574            -            -           -          -
Other assets          25,915         (21,812)       (508)    3,595       22,154        5,078      (1,317)    25,915
Insurance assets,
including
unit-linked assets     8,576            (844)     (7,579)      153            -        8,378         198      8,576
Investments in
associates and
joint ventures           429               -           -       429          409            -          20        429
Goodwill               4,518               -           -     4,518            -        4,295         223      4,518
Intangible assets        139               -           -       139        4,295       (4,295)        139        139
Property, plant
and equipment          2,282               -           -     2,282        1,921            -         361      2,282
Prepayments and
accrued income             -               -           -         -        5,078       (5,078)          -          -
Deferred tax
assets                 1,388               -         254     1,642            -            -       1,388      1,388
Retail life-fund
assets
attributable to
policyholders              -               -            -        -        8,378       (8,378)          -          -
                     -------      ----------     --------  -------     --------      -------     -------   --------
Total assets         538,181               -      177,411  715,592      522,089            -      16,092    538,181
                     -------      ----------     --------  -------     --------      -------     -------   --------


                                        30th June 2004                                1st January 2004
                    UK GAAP   Reclassify     Remeasure     IFRS    UK GAAP    Reclassify    Remeasure       IFRS
ASSETS                 GBPm         GBPm          GBPm     GBPm       GBPm         GBPm          GBPm       GBPm
Cash and balances
at central banks     1,829             -             -    1,829      1,726             -            -      1,726
Items in the
course of
collection from
other banks          2,527             -             -    2,527      2,006             -            -      2,006
Treasury bills
and other
eligible bills       6,547             -             -    6,547      7,177             -            -      7,177
Trading portfolio
assets                   -             -             -        -          -             -            -          -
Non-trading
financial
instruments fair
valued through
profit and loss:
- held on own
account                  -             -             -        -          -             -            -          -
- held in respect
of linked
liabilities to
customers under
investment
contracts                -             -             -        -          -             -            -          -
Derivative
financial
instruments              -             -             -        -          -             -            -          -
Loans and
advances to banks   76,677             -         6,357   83,034     61,924             -        5,069     66,993
Loans and
advances to
customers          247,073             -         4,980  252,053    226,819             -        3,953    230,772
Debt securities   117,387              -         2,453  119,840     97,393             -        2,503     99,896
Equity shares       9,365              -          (766)   8,599      7,859             -         (765)     7,094
Available for
sale financial
investments             -              -             -        -          -             -            -          -
Reverse
repurchase
agreements and
cash collateral
on securities
borrowed                -              -             -        -          -             -            -          -
Other assets       17,665          4,575          (896)  21,344     19,736         3,921         (929)    22,728
Insurance assets,
including
unit-linked
assets                  -          7,911           254    8,165          -         8,077          197      8,274
Investments in
associates and
joint ventures        429              -            13      442        428             -           10        438
Goodwill                -          4,263           135    4,398          -         4,406          (13)     4,393
Intangible assets   4,263         (4,263)           62       62      4,406        (4,406)          64         64
Property, plant
and equipment       1,746              -           362    2,108      1,790             -          333      2,123
Prepayments and
accrued income      4,575         (4,575)            -        -      3,921        (3,921)           -          -
Deferred tax
assets                  -              -         1,383    1,383          -             -        1,348      1,348
Retail life-fund
assets
attributable to
policyholders       7,911         (7,911)            -        -      8,077        (8,077)           -          -
                  -------        -------       -------  -------   --------       -------     --------   --------
Total assets      497,994              -        14,337  512,331    443,262             -       11,770    455,032
                  -------        -------       -------  -------   --------       -------     --------   --------



BARCLAYS PLC

Balance sheet - liabilities reconciliation as at periods from 1st January 2004 - 1st January 2005.

                        1st January 2005                             31st December 2004
                  -----------------------------------------    --------------------------------------------
                      IFRS  Reclassify   Remeasure     IFRS    UK GAAP   Reclassify   Remeasure      IFRS
                   (except
                   IAS 32/
                        39
                 & IFRS 4)
LIABILITIES            GBPm       GBPm        GBPm     GBPm       GBPm         GBPm        GBPm       GBPm
-----------------  --------      -------    --------   -------    ------      -------    --------    ------
Deposits from
banks             111,024      (42,390)      6,101    74,735   111,024            -           -   111,024
Items in the
course of
collection due
to other banks      1,205            -           -     1,205     1,205            -           -     1,205
Customer
accounts          217,492      (34,078)     11,074   194,488   217,718            -        (226)  217,492
Trading
portfolio
liabilities             -       53,903       5,211    59,114         -            -           -         -
Liabilities to
customers
under
investment
contracts               -            -      64,609    64,609         -            -           -         -
Derivative
financial
instruments             -       18,289      76,929    95,218         -            -           -         -
Debt
securities in
issue              83,842          273      (3,361)   80,754    67,806            -      16,036    83,842
Repurchase
agreements and
cash
collateral on
securities
lent                    -       78,351      20,231    98,582         -            -           -         -
Other
liabilities        82,936      (74,567)      1,490     9,859    75,981        6,582         373    82,936
Accruals and
deferred
income                  -            -           -         -     6,582       (6,582)          -         -
Current tax
liabilities           621            -           -       621       584            -          37       621
Insurance
contract
liabilities
including
unit-linked
liabilities         8,377            -      (4,781)    3,596         -        8,378          (1)    8,377
Subordinated
liabilities:
- Undated loan
capital-
non
convertible         6,149           98      (2,039)    4,208     6,149            -           -     6,149
- Dated loan
capital-conver
tible
to
preference
shares                 15            -           -        15        15            -           -        15
- Dated loan
capital-
non
convertible         6,113          121         149     6,383     6,113            -           -     6,113
Deferred tax
liabilities         1,362            -           3     1,365       738            -         624     1,362
Other
provisions for
liabilities           416            -         (13)      403       467            -         (51)      416
Dividend                -            -           -         -     1,011            -      (1,011)        -
Retirement
benefit
liabilities         1,865            -           -     1,865         -            -       1,865     1,865
Retail-life
fund
liabilities to
policyholders           -            -           -         -     8,378       (8,378)          -         -
-----------------  --------      -------    --------   -------    ------      -------    --------    ------
Total
liabilities       521,417            -     175,603   697,020   503,771            -      17,646   521,417
-----------------  --------      -------    --------   -------    ------      -------    --------    ------


                         30th June  2004                                1st January 2004
               -------------------------------------------  ------------------------------------------
               UK GAAP   Reclassify   Remeasure      IFRS   UK GAAP   Reclassify   Remeasure      IFRS
LIABILITIES       GBPm         GBPm        GBPm      GBPm      GBPm         GBPm        GBPm      GBPm
--------        --------     --------    --------  --------  --------     --------    --------  --------
Deposits from
banks          115,836            -           -   115,836    94,092            -           -    94,092
Items in the
course of
collection due
to other banks   1,442            -           -     1,442     1,286            -           -     1,286
Customer
accounts       206,204            -         (34)  206,170   184,868            -         (72)  184,796
Trading
portfolio
liabilities          -            -           -         -         -            -           -         -
Liabilities to       -            -           -         -         -            -           -         -
customers
under
investment
contracts
Derivative           -            -           -         -         -            -           -         -
financial
instruments
Debt
securities in
issue           55,280            -      14,151    69,431    49,569            -      11,900    61,469
Repurchase
agreements and
cash
collateral on
securities
lent                 -            -           -         -         -            -           -         -
Other
liabilities     74,262        5,212          72    79,546    69,000        4,983          85    74,068
Accruals and
deferred
income           5,212       (5,212)          -         -     4,983       (4,983)          -         -
Current tax
liabilities        680            -          17       697       497            -          17       514
Insurance
contract
liabilities
including
unit-linked
liabilities          -        7,911          33     7,944         -        8,077         (54)    8,023
Subordinated
liabilities:
- Undated loan
capital-
non
convertible      6,233            -           -     6,233     6,310            -           -     6,310
- Dated loan
capital-conver
tible
to
preference
shares              15            -           -        15        17            -           -        17
- Dated loan
capital-
non
convertible      6,220            -           -     6,220     6,012            -           -     6,012
Deferred tax
liabilities        665            -         619     1,284       646            -         611     1,257
Other
provisions for
liabilities        393            -         (64)      329       369            -          11       380
Dividend           529            -        (529)        -       879            -        (879)        -
Retirement
benefit
liabilities          -            -       2,028     2,028         -            -       1,885     1,885
Retail-life
fund
liabilities to
policyholders    7,911       (7,911)          -         -     8,077       (8,077)          -         -
--------        --------     --------    --------  --------  --------     --------    --------  --------
Total
liabilities    480,882            -      16,293   497,175   426,605            -      13,504   440,109
--------        --------     --------    --------  --------  --------     --------    --------  --------



BARCLAYS PLC

Balance sheet - shareholders' equity reconciliation as at periods from 1st January 2004 - 1st January 2005.

                            1st January 2005                             31st December 2004
                 ------------------------------------------  --------------------------------------------
                    IFRS   Reclassify   Remeasure      IFRS   UK GAAP   Reclassify   Remeasure      IFRS
                 (except
                 IAS 32/
                      39
               & IFRS 4)
SHAREHOLDERS'         GBPm       GBPm        GBPm      GBPm      GBPm         GBPm        GBPm      GBPm
EQUITY             ------       -----      ------    ------     -----        -----      ------     -----
-------------
Called up
share capital      1,614            -           -     1,614     1,614            -           -     1,614
Share premium
account            5,524            -           -     5,524     5,524            -           -     5,524
Less: Treasury
shares              (119)           -           -      (119)        -         (119)          -      (119)
Available for
sale reserve           -            -         314       314         -            -           -         -
Revaluation
reserve                -            -           -         -        24          (24)          -         -
Cashflow
hedging
reserve                -            -         302       302         -            -           -         -
Capital
redemption
reserve              309            -           -       309       309            -           -       309
Other capital
reserve              617            -           -       617       617            -           -       617
Translation
reserve              (58)           -           -       (58)        -          (58)          -       (58)
Retained
earnings           7,983            -      (1,244)    6,739     9,329          201      (1,547)    7,983
-------------       ------        -----      ------    ------     -----        -----      ------     -----
Shareholders'
equity
excluding
minority
interests         15,870            -        (628)   15,242    17,417            -      (1,547)   15,870
-------------       ------        -----      ------    ------     -----        -----      ------     -----
Minority
interests            894            -       2,436     3,330       901            -          (7)      894
-------------       ------        -----      ------    ------     -----        -----      ------     -----
Total
shareholders'
equity            16,764            -       1,808    18,572    18,318            -      (1,554)   16,764
-------------       ------        -----      ------    ------     -----        -----      ------     -----
Total
liabilities
and
shareholders'
equity           538,181            -     177,411   715,592   522,089            -      16,092   538,181
-------------       ------        -----      ------    ------     -----        -----      ------     -----


                          30th June 2004                                   1st January 2004
              ---------------------------------------------   ---------------------------------------------
              UK GAAP    Reclassify   Remeasure       IFRS       UK GAAP    Reclassify   Remeasure   IFRS
SHAREHOLDERS'    GBPm         GBPm        GBPm        GBPm        GBPm         GBPm        GBPm      GBPm
EQUITY
---------       --------     --------    --------   --------   --------     --------    --------   --------

Called up
share capital    1,613            -           -      1,613      1,642            -           -      1,642
Share premium
account          5,437            -           -      5,437      5,417            -           -      5,417
Less:
Treasury
shares               -         (115)          -       (115)         -          (84)          -        (84)
Available for
sale
reserve              -            -           -          -          -            -           -          -
Revaluation
reserve             24          (24)          -          -         24          (24)          -          -
Cashflow
hedging
reserve              -            -           -          -          -            -           -          -
Capital
redemption
reserve            305            -           -        305        274            -           -        274
Other capital
reserve            617            -           -        617        617            -           -        617
Translation
reserve              -          (43)          -        (43)         -            -           -          -
Retained
earnings         8,938          182      (1,956)     7,164      8,400          108      (1,734)     6,774
---------       --------     --------    --------   --------   --------     --------    --------   --------
Shareholders'
equity
excluding
minority
interests       16,934            -      (1,956)    14,978     16,374            -      (1,734)    14,640
---------       --------     --------    --------   --------   --------     --------    --------   --------
Minority
interests          178            -           -        178        283            -           -        283
---------       --------     --------    --------   --------   --------     --------    --------   --------
Total
shareholders'
equity          17,112            -      (1,956)    15,156     16,657            -      (1,734)    14,923
---------       --------     --------    --------   --------   --------     --------    --------   --------
Total
liabilities
and
shareholders'
equity         497,994            -      14,337    512,331    443,262            -      11,770    455,032
---------       --------     --------    --------   --------   --------     --------    --------   --------




BARCLAYS PLC

Analysis of remeasure column in balance sheet - assets as at 1st January 2005.

                                                     As at 1st January 2005
        ----------------------------------------------------------------------------------------------------------------

        Derivatives,   Netting       Capital         Loan  Effective    Insurance   Derecognition  Other        Total
           financial             instruments   impairment   interest    contracts   and financial           remeasure
         instruments                                                                 liabilities
           and hedge
          accounting
Notes        (n),(o)       (p)           (q)          (r)         (s)         (t)             (u)
ASSETS         GBPm      GBPm          GBPm          GBPm        GBPm        GBPm            GBPm   GBPm         GBPm
------------ ------    ------        ------        ------      ------      ------          ------  ------    ------

Cash and
balances at
central banks       -         -             -            -           -       1,485               -      -       1,485
Items in the
course of
collection from
other banks         -         -             -            -           -           -               -      -           -
Treasury
bills and other
eligible bills      -         -             -            -           -           -               -      -           -
Trading
portfolio
assets             (8)    5,211             -            -           -           -          (4,318)     -         885
Non-trading
financial
instrument
fair valued
through profit
and loss:
- held on own
account            25         -             -            -           -       2,342               -      -       2,367
- held in
respect of
linked
liabilities to
customers
under
investment
contracts           -         -             -            -           -      63,124               -      -      63,124
Derivative
financial
instruments       483    75,899             -            -           -           -               -      -      76,382
Loans and
advances to
banks               -     5,602             -           (1)          -           -             299      -       5,900
Loans and
advances to
customers          39    12,957             1          (23)        (16)          -               -      -      12,958
Debt
securities          -         -             -            -           -           -               -      -           -
Equity
securities          -         -             -            -           -           -               -      -           -
Available for
sale financial
investments       819         -             -            -           -       1,149               -      -       1,968
Reverse
repurchase
agreements and
cash
collateral on
securities
borrowed            -    20,175             -            -           -           -               -      -      20,175
Other assets     (456)       23             -            -         (54)          -             (21)     -        (508)
Insurance
assets,
including
unit-linked
assets              -         -             -            -           -      (7,579)              -      -      (7,579)
Investments in
associates
and joint
ventures            -         -             -            -           -           -               -      -           -
Goodwill            -         -             -            -           -           -               -      -           -
Intangible
assets              -         -             -            -           -           -               -      -           -
Property,
plant and
equipment           -         -             -            -           -           -               -      -           -
Prepayments
and accrued
income              -         -             -            -           -           -               -      -           -
Deferred tax
assets             93         -             2            -          62           -              97      -         254
Retail
life-fund assets
attributable to
policyholders       -         -             -            -           -           -               -      -           -
--------------- ------    ------        ------       ------      ------      ------          ------  ------    ------
Total assets      995   119,867             3          (24)         (8)     60,521          (3,943)     -     177,411
--------------- ------    ------        ------       ------      ------      ------          ------  ------    ------




BARCLAYS PLC

Analysis of remeasure column in balance sheet - liabilities as at 1st January 2005.

                                                     As at 1st January 2005
             -------------------------------------------------------------------------------------------------------
                Deri  Netting       Capital         Loan   Effective   Insurance   Derecognition   Other      Total
            vatives,            instruments   impairment    interest   contracts   and financial          remeasure
               finan                                                                 liabilities
                cial
              instru
               ments
           and hedge
             account
                 ing
Notes        (n),(o)      (p)           (q)          (r)         (s)         (t)             (u)
LIABILITIES    GBPm      GBPm         GBPm         GBPm        GBPm        GBPm            GBPm    GBPm        GBPm
------------- -----    ------       ------       ------     -------      ------          ------   -----  ---------
Deposits from
banks            76     7,726             -            -           -           -          (1,701)      -      6,101
Items in the
course
of collection
due
to other
banks             -         -             -            -           -           -               -       -          -
Customer
accounts     (1,049)   11,420            49            -           -         514             140       -     11,074
Trading
portfolio
liabilities       -     5,211             -            -           -           -               -       -      5,211
Liabilities to
customers
under
investment
contracts         -         -             -            -           -      64,609               -       -     64,609
Derivative
financial
instruments   1,546    75,313             -            -          77           -              (7)      -     76,929
Debt
securities in
issue            76         -            10            -           3           -          (3,450)      -     (3,361)
Reverse
repurchase
agreements and
cash
collateral on
securities
lent             56    20,175             -            -           -           -               -       -     20,231
Other
liabilities      29        22            (4)           -          49          78           1,316       -      1,490
Accruals and
deferred income   -         -             -            -           -           -               -       -          -
Current tax
liabilities       -         -             -            -           -           -               -       -          -
Insurance
contract
liabilities
including
unit-linked
liabilities       -         -             -            -           -      (4,781)              -       -     (4,781)
Subordinated
liabilities:
- Undated loan
capital-non
convertible       7         -        (2,051)           -           5           -               -       -      (2,039)
- Dated loan      -         -             -            -           -           -               -       -           -
capital-
convertible
to preference
shares
- Dated loan
capital-non
convertible     146         -             -            -           3           -               -       -         149
Deferred tax
liabilities       -         -             -            -           -           3               -       -           3
Other
provisions for
liabilities       -         -             -            -           -           -             (13)      -         (13)
Dividend          -         -             -            -           -           -               -       -           -
Retirement
benefit
liabilities       -         -             -            -           -           -               -       -           -
Retail-life
fund
liabilities to
policyholders     -         -             -            -           -           -               -       -           -
-------------- -----    ------        ------       ------     -------      ------          ------   -----  ---------
Total
liabilities     887   119,867        (1,996)           -         137      60,423          (3,715)      -    175,603
-------------- -----    ------        ------       ------     -------      ------          ------   -----  ---------



BARCLAYS PLC

Analysis of remeasure column in balance sheet - shareholders' equity as at 1st
January 2005.

                                                     As at 1st January 2005
                --------------------------------------------------------------------------------------------------------
              Derivatives,    Netting      Capital         Loan   Effective   Insurance   Derecognition   Other    Total
                 financial             instruments   impairment    interest   contracts   and financial               re
               instruments                                                                  liabilities          measure
                 and hedge
                accounting
Notes              (n),(o)       (p)           (q)          (r)         (s)         (t)             (u)
SHAREHOLDERS'
EQUITY               GBPm      GBPm          GBPm         GBPm        GBPm        GBPm            GBPm    GBPm     GBPm
---------------     ------    ------        ------       ------      ------      ------          ------  ------   -----
Called up share
capital                  -         -             -            -           -           -               -       -       -
Share premium account    -         -             -            -           -           -               -       -       -
Less: Treasury shares    -         -             -            -           -           -               -       -       -
Available for
sale reserve           314         -             -            -           -           -               -       -     314
Revaluation reserve      -         -             -            -           -           -               -       -       -
Cashflow
hedging
reserve                302         -             -            -           -           -               -       -     302
Capital redemption
reserve                  -         -             -            -           -           -               -       -       -
Other capital reserve    -         -             -            -           -           -               -       -       -
Translation reserve      -         -             -            -           -           -               -       -       -
Retained
earnings              (506)        -          (439)         (24)       (145)         98            (228)      -  (1,244)
---------------     ------    ------        ------       ------      ------      ------          ------  ------   -----
Shareholders'
equity
excluding
minority
interests              110        -          (439)         (24)       (145)         98            (228)      -     (628)
---------------     ------    ------        ------       ------      ------      ------          ------  ------   -----
Minority
interests              (2)        -         2,438            -           -           -               -       -    2,436
---------------     ------    ------        ------       ------      ------      ------          ------  ------   -----
Total
shareholders'
equity                108         -         1,999          (24)       (145)         98            (228)      -    1,808
---------------     ------    ------        ------       ------      ------      ------          ------  ------   -----
Total
liabilities
and
shareholders'
equity                995   119,867             3          (24)         (8)     60,521          (3,943)      -  177,411
---------------     ------    ------        ------       ------      ------      ------          ------  ------   -----



BARCLAYS PLC

Analysis of remeasure column in balance sheet - assets as at 31st December 2004.

                                                     As at 31st December 2004
                --------------------------------------------------------------------------------------------------------
                  Consoli       Life   Goodwill      Share   Pensions   Intangible   Financial    Leasing  Dividends
                   dation  assurance                 based                  assets  guarantees
                                                  payments
Notes                (a)         (b)        (d)        (e)        (f)          (g)          (h)       (i)        (j)
ASSETS              GBPm        GBPm       GBPm       GBPm       GBPm         GBPm        GBPm      GBPm         GBPm
------------------  -------      ------     ------     ------   ------       ------       ------    ------   -------
Cash and balances       -           -          -          -          -            -            -         -          -
at central banks
Items in the            -           -          -          -          -            -            -         -          -
course of
collection from
other banks
Treasury bills and      -           -          -          -          -            -            -         -          -
other eligible
bills
Trading portfolio       -           -          -          -          -            -            -         -          -
assets
Non-trading
financial
instruments fair
valued through
profit and loss:
- held on own           -           -          -          -          -            -            -         -          -
account
- held in respect       -           -          -          -          -            -            -         -          -
of linked
liabilities to
customers
under investment
contracts
Derivative              -           -          -          -          -            -            -         -          -
financial
instruments
Loans and
advances to
banks               5,376         125          -          -          -            -            -         -          -
Loans and
advances to
customers           8,026           -          -          -          -            -            -      (618)         -
Debt
securities          2,883           -          -          -          -            -            -         -          -
Equity shares        (768)          -          -          -          -            -            -         -          -
Available for sale      -           -          -          -          -            -            -         -          -
financial
investments
Reverse repurchase      -           -          -          -          -            -            -         -          -
agreements and
cash
collateral on
securities
borrowed
Other assets          246        (877)         -          5       (843)         (49)         201         -          -
Insurance
assets,
including
unit-linked
assets                 41         157          -          -          -            -            -         -          -
Investments in
associates and
joint ventures          -           -          7          -          -            -            -         -          -
Goodwill                -           -        223          -          -            -            -         -          -
Intangible
assets                  -           -         71          -          -           68            -         -          -
Property,
plant and
equipment               -           -          -          -          -            -            -       361          -
Prepayments and         -           -          -          -          -            -            -         -          -
accrued income
Deferred tax
assets                536           -          -          -        756            -           12        84          -
Retail life-fund        -           -          -          -          -            -            -         -          -
assets
attributable to
policyholders
------------------  -------      ------     ------     ------     ------       ------       ------    ------   -------
Total assets        16,340        (595)       301          5        (87)          19          213      (173)         -
------------------  -------      ------     ------     ------     ------       ------       ------    ------   -------

                      As at 31st December 2004
                      ------------------------
                            Other       Total
                                    remeasure
Notes
ASSETS                       GBPm          GBPm
------------------         -------   ---------
Cash and balances at            -           -
central banks
Items in the course of          -           -
collection from other
banks
Treasury bills and other        -           -
eligible bills
Trading portfolio assets        -           -
Non-trading financial           -           -
instruments fair valued
through profit and loss:
- held on own account           -           -
- held in respect of linked     -           -
liabilities to customers
under investment
contracts
Derivative financial            -           -
instruments
Loans and advances to banks     -       5,501
Loans and advances to          55       7,463
customers
Debt securities                 -       2,883
Equity shares                   1        (767)
Available for sale              -           -
financial investments
Reverse repurchase              -           -
agreements and cash
collateral on securities
borrowed
Other assets                    -      (1,317)
Insurance assets, including     -         198
unit-linked assets
Investments in associates      13          20
and joint ventures
Goodwill                        -         223
Intangible assets               -         139
Property, plant and             -         361
equipment
Prepayments and accrued         -           -
income
Deferred tax assets             -       1,388
Retail life-fund assets         -           -
attributable to
policyholders
------------------         -------   ---------
Total assets                   69      16,092
------------------         -------   ---------



BARCLAYS PLC

Analysis of remeasure column in balance sheet - liabilities as at 31st December 2004.

                                                     As at 31st December 2004
                --------------------------------------------------------------------------------------------------------
               Consoli        Life       Good      Share  Pensions   Intangible    Financial    Leasing      Divi
                dation       assur       will      based                 assets       guaran                dends
                              ance                   pay                                tees
                                                   ments
Notes              (a)         (b)        (d)        (e)        (f)          (g)          (h)       (i)       (j)
LIABILITIES       GBPm        GBPm       GBPm       GBPm       GBPm         GBPm         GBPm      GBPm      GBPm
-------------- -------      ------     ------     ------     ------       ------       ------    ------     ------

Deposits from        -           -          -          -          -            -            -         -          -
banks
Items in the         -           -          -          -          -            -            -         -          -
course of
collection due to
other banks
Customer
accounts          (226)          -          -          -          -            -            -         -          -
Trading portfolio    -           -          -          -          -            -            -         -          -
liabilities
Liabilities to       -           -          -          -          -            -            -         -          -
customers under
investment
contracts
Derivative           -           -          -          -          -            -            -         -          -
financial
instruments
Debt
securities in
issue            16,036           -          -          -          -            -            -         -          -
Repurchase            -           -          -          -          -            -            -         -          -
agreements and
cash collateral on
securities lent
Other
liabilities          90          35          -        (22)         -            -          247        23          -
Accruals and          -           -          -          -          -            -            -         -          -
deferred income
Current tax
liabilities           -          37          -          -          -            -            -         -          -
Insurance
contract
liabilities
including
unit
-linked
liabilities           40         (41)         -          -          -            -            -         -         -
Subordinated
liabilities:
- Undated loan         -           -          -          -          -            -            -         -         -
capital-non
convertible
- Dated loan           -           -          -          -          -            -            -         -         -
capital-
convertible to
preference
shares
Dated loan             -           -          -          -          -            -            -         -          -
capital-non
convertible
Deferred tax
liabilities          536          82          -          -          -            6            -         -          -
Other
provisions for
liabilities           27           -          -          -       (133)           -            -         -          -
Dividend               -           -          -          -          -            -            -         -     (1,011)
Retirement
benefit
liabilities            -           -          -          -      1,865            -            -         -          -
Retail-life fund       -           -          -          -          -            -            -         -          -
liabilities to
policyholders
----------------- -------      ------     ------     ------     ------       ------       ------    ------     ------
Total
liabilities       16,503         113          -        (22)     1,732            6          247        23     (1,011)
----------------- -------      ------     ------     ------     ------       ------       ------    ------     ------


                      As at 31st December 2004
                      ------------------------

                            Other       Total
                                    remeasure
Notes
LIABILITIES                 GBPm          GBPm
------------------          -----   ---------

Deposits from banks             -           -
Items in the course of          -           -
collection due to other
banks
Customer accounts               -        (226)
Trading portfolio               -           -
liabilities
Liabilities to customers        -           -
under investment
contracts
Derivative financial            -           -
instruments
Debt securities in issue        -      16,036
Repurchase agreements and       -           -
cash collateral on
securities lent
Other liabilities               -         373
Accruals and deferred           -           -
income
Current tax liabilities         -          37
Insurance contract
liabilities including           -          (1)
unit-linked liabilities
Subordinated liabilities:
- Undated loan capital-non      -           -
convertible
- Dated loan capital-           -           -
convertible to preference
shares
Dated loan capital-non          -           -
convertible
Deferred tax liabilities        -         624
Other provisions for           55         (51)
liabilities
Dividend                        -      (1,011)
Retirement benefit              -       1,865
liabilities
Retail-life fund                -           -
liabilities to
policyholders
------------------          -----   ---------
Total liabilities              55      17,646
------------------          -----   ---------


BARCLAYS PLC

Analysis of remeasure column in balance sheet - shareholders' equity as at 31st December 2004.

                                        As at 31st December 2004
                    -------------------------------------------------------------------------------
                       Consoli   Life   Good   Share   Pensions  Intangible   Finan  Leas     Divi
                        dation  assur   will   based                 assets    cial   ing    dends
                                 ance            pay                         guaran
                                               ments                           tees
Notes                      (a)    (b)    (d)     (e)        (f)          (g)    (h)    (i)     (j)
SHAREHOLDERS' EQUITY      GBPm   GBPm   GBPm    GBPm       GBPm         GBPm   GBPm   GBPm    GBPm
------------------       ------- ------ ------  ------     ------       ------ ------ ------  -----
Called up share              -      -      -       -          -            -      -      -       -
capital
Share premium account        -      -      -       -          -            -      -      -       -
Less: Treasury shares        -      -      -       -          -            -      -      -       -
Available for sale           -      -      -       -          -            -      -      -       -
reserve
Revaluation reserve          -      -      -       -          -            -      -      -       -
Cashflow hedging             -      -      -       -          -            -      -      -       -
reserve
Capital redemption           -      -      -       -          -            -      -      -       -
reserve
Other capital reserve        -      -      -       -          -            -      -      -       -
Translation reserve          -      -      -       -          -            -      -      -       -
Retained
earnings                  (156)  (708)   301      27     (1,819)          13    (34)  (196)  1,011
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Shareholders'
equity
excluding
minority
interest                  (156)  (708)   301      27     (1,819)          13    (34)  (196)  1,011
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Minority
interest                    (7)     -      -       -          -            -      -      -       -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
shareholders'
equity                    (163)  (708)   301      27     (1,819)          13    (34)  (196)  1,011
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
liabilities
and
shareholders'
equity                  16,340   (595)   301       5        (87)          19    213   (173)      -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------

                   As at 31st December 2004
                      ------------------
                       Other       Total
                               remeasure
Notes
SHAREHOLDERS' EQUITY    GBPm        GBPm
------------------    ------       ------
Called up share            -           -
capital
Share premium              -           -
account
Less: Treasury             -           -
shares
Available for sale         -           -
reserve
Revaluation reserve        -           -
Cashflow hedging           -           -
reserve
Capital redemption         -           -
reserve
Other capital              -           -
reserve
Translation reserve        -           -
Retained earnings         14      (1,547)
------------------    ------       ------
Shareholders' equity      14      (1,547)
excluding minority
interest
------------------    ------       ------
Minority interest          -          (7)
------------------    ------       ------
Total shareholders'       14      (1,554)
equity
------------------    ------       ------
Total liabilities and     69      16,092
shareholders' equity
------------------    ------       ------



BARCLAYS PLC

Analysis of remeasure column in balance sheet - assets as at 30th June 2004.

                                        As at 30th June 2004
                        ----------------------------------------------------------------------------
                        Consoli  Life   Good   Share   Pensions   Intangible  Finan  Leas     Divi
                         dation assur   will   based                  assets   cial   ing    dends
                                 ance            pay                         guaran
                                               ments                           tees
Notes                      (a)    (b)    (d)     (e)        (f)          (g)    (h)    (i)     (j)
ASSETS                    GBPm   GBPm   GBPm    GBPm       GBPm         GBPm   GBPm   GBPm    GBPm
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Cash and balances at         -      -      -       -          -            -      -      -       -
central banks
Items in the course of       -      -      -       -          -            -      -      -       -
collection from other
banks
Treasury bills and           -      -      -       -          -            -      -      -       -
other eligible bills
Trading portfolio            -      -      -       -          -            -      -      -       -
assets
Non-trading financial        -      -      -       -          -            -      -      -       -
instruments fair valued
through profit and
loss:
- held on own account        -      -      -       -          -            -      -      -       -
- held in respect of         -      -      -       -          -            -      -      -       -
linked liabilities to
customers
under investment
contracts
Derivative financial         -      -      -       -          -            -      -      -       -
instruments
Loans and
advances to
banks                    6,352      5      -       -          -            -      -      -       -
Loans and
advances to
customers                5,504      -      -       -          -            -      -   (609)      -
Debt
securities               2,453      -      -       -          -            -      -      -       -
Equity shares             (769)     -      -       -          -            -      -      -       -
Available for sale           -      -      -       -          -            -      -      -       -
financial investments
Reverse repurchase           -      -      -       -          -            -      -      -       -
agreements and cash
collateral on
securities borrowed
Other assets               218   (637)     -      (6)      (614)          (8)   157     (6)      -
Insurance
assets,
including
unit-linked
assets                      39    215      -       -          -            -      -      -       -
Investments in
associates and
joint ventures               -      -      3       -          -            -      -      -       -
Goodwill                     -      -    135       -          -            -      -      -       -
Intangible
assets                       -      -     13       -          -           49      -      -       -
Property,
plant and
equipment                    -      -      -       -          -            -      -    362       -
Prepayments and accrued      -      -      -       -          -            -      -      -       -
income
Deferred tax
assets                     553      -      -       -        732            -     14     84       -
Retail life-fund assets      -      -      -       -          -            -      -      -       -
attributable to
policyholders
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total assets            14,350   (417)   151      (6)       118           41    171   (169)      -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------


                          As at 30th June 2004
                          --------------------
                            Other       Total
                                    remeasure
Notes
ASSETS                       GBPm        GBPm
------------------        -------    --------
Cash and balances at            -           -
central banks
Items in the course of          -           -
collection from other
banks
Treasury bills and other        -           -
eligible bills
Trading portfolio assets        -           -
Non-trading financial           -           -
instruments fair valued
through profit and loss:
- held on own account           -           -
- held in respect of linked     -           -
liabilities to customers
under investment
contracts
Derivative financial            -           -
instruments
Loans and advances to banks     -       6,357
Loans and advances to          85       4,980
customers
Debt securities                 -       2,453
Equity shares                   3        (766)
Available for sale              -           -
financial investments
Reverse repurchase              -           -
agreements and cash
collateral on securities
borrowed
Other assets                    -        (896)
Insurance assets, including     -         254
unit-linked assets
Investments in associates      10          13
and joint ventures
Goodwill                        -         135
Intangible assets               -          62
Property, plant and             -         362
equipment
Prepayments and accrued         -           -
income
Deferred tax assets             -       1,383
Retail life-fund assets         -           -
attributable to
policyholders
------------------        -------    --------
Total assets                   98      14,337
------------------        -------    --------



BARCLAYS PLC

Analysis of remeasure column in balance sheet - liabilities as at 30th June 2004.

                                          As at 30th June 2004
                       ---------------------------------------------------------------------------
                       Consoli   Life   Good   Share   Pensions   Intangible  Finan  Leas     Divi
                        dation  assur   will   based                  assets   cial   ing    dends
                                 ance            pay                         guaran
                                               ments                           tees
Notes                      (a)    (b)    (d)     (e)        (f)          (g)    (h)    (i)     (j)
LIABILITIES               GBPm   GBPm   GBPm    GBPm       GBPm         GBPm   GBPm   GBPm    GBPm
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Deposits from banks          -      -      -       -          -            -      -      -       -
Items in the course of       -      -      -       -          -            -      -      -       -
collection due to other
banks
Customer
accounts                   (82)    48      -       -          -            -      -      -       -
Trading portfolio            -      -      -       -          -            -      -      -       -
liabilities
Liabilities to               -      -      -       -          -            -      -      -       -
customers under
investment contracts
Derivative financial         -      -      -       -          -            -      -      -       -
instruments
Debt
securities in
issue                   14,151      -      -       -          -            -      -      -       -
Repurchase agreements        -      -      -       -          -            -      -      -       -
and cash collateral on
securities lent
Other
liabilities               (160)    25      -     (17)         -            -    201     23       -
Accruals and deferred        -      -      -       -          -            -      -      -       -
income
Current tax
liabilities                  -     17      -       -          -            -      -      -       -
Insurance
contract
liabilities
including
unit
-linked
liabilities                 39     (6)     -       -          -            -      -      -       -
Subordinated
liabilities:
- Undated loan               -      -      -       -          -            -      -      -       -
capital-non
convertible
- Dated loan                 -      -      -       -          -            -      -      -       -
capital-convertible to
preference shares
- Dated loan                 -      -      -       -          -            -      -      -       -
capital-non
convertible
Deferred tax
liabilities                566     38      -       -          -           15      -      -       -
Other
provisions for
liabilities                  -      -      -       -       (149)           -      -      -       -
Dividend                     -      -      -       -          -            -      -      -    (529)
Retirement
benefit
liabilities                  -      -      -       -      2,028            -      -      -       -
Retail-life fund             -      -      -       -          -            -      -      -       -
liabilities to
policyholders
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
liabilities             14,514    122      -     (17)     1,879           15    201     23    (529)
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------

                          As at 30th June 2004
                           ------------------
                            Other       Total
                                    remeasure
Notes
LIABILITIES                  GBPm        GBPm
------------------        -------   ---------
Deposits from banks             -           -
Items in the course of          -           -
collection due to other
banks
Customer accounts               -         (34)
Trading portfolio               -           -
liabilities
Liabilities to customers        -           -
under investment
contracts
Derivative financial            -           -
instruments
Debt securities in issue        -      14,151
Repurchase agreements and       -           -
cash collateral on
securities lent
Other liabilities               -          72
Accruals and deferred           -           -
income
Current tax liabilities         -          17
Insurance contract
liabilities including           -          33
unit-linked liabilities
Subordinated liabilities:
- Undated loan capital-non      -           -
convertible
- Dated loan                    -           -
capital-convertible to
preference shares
- Dated loan capital-non        -           -
convertible
Deferred tax liabilities        -         619
Other provisions for           85         (64)
liabilities
Dividend                        -        (529)
Retirement benefit              -       2,028
liabilities
Retail-life fund                -           -
liabilities to
policyholders
------------------        -------   ---------
Total liabilities              85      16,293
------------------        -------   ---------



BARCLAYS PLC

Analysis of remeasure column in balance sheet - shareholders' equity as at 30th June 2004.

                                          As at 30th June 2004
                       ---------------------------------------------------------------------------
                       Consoli   Life   Good   Share   Pensions   Intangible  Finan   Leas    Divi
                        dation  assur   will   based                  assets   cial    ing   dends
                                 ance            pay                         guaran
                                               ments                           tees
Notes                      (a)    (b)    (d)     (e)        (f)          (g)    (h)    (i)     (j)
SHAREHOLDERS' EQUITY      GBPm   GBPm   GBPm    GBPm       GBPm         GBPm   GBPm   GBPm    GBPm
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Called up share              -      -      -       -          -            -      -      -       -
capital
Share premium account        -      -      -       -          -            -      -      -       -
Less: Treasury shares        -      -      -       -          -            -      -      -       -
Available for sale           -      -      -       -          -            -      -      -       -
reserve
Revaluation reserve          -      -      -       -          -            -      -      -       -
Cashflow hedging             -      -      -       -          -            -      -      -       -
reserve
Capital redemption           -      -      -       -          -            -      -      -       -
reserve
Other capital reserve        -      -      -       -          -            -      -      -       -
Translation reserve          -      -      -       -          -            -      -      -       -
Retained
earnings                  (164)  (539)   151      11     (1,761)          26    (30)  (192)    529
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Shareholders'
equity
excluding
minority
interest                  (164)  (539)   151      11     (1,761)          26    (30)  (192)    529
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Minority interest            -      -      -       -          -            -      -      -       -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
shareholders'
equity                    (164)  (539)   151      11     (1,761)          26    (30)  (192)    529
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
liabilities
and
shareholders'
equity                  14,350   (417)   151      (6)       118           41    171   (169)      -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------


                          As at 30th June 2004
                           ------------------
                            Other       Total
                                    remeasure
Notes
SHAREHOLDERS' EQUITY         GBPm        GBPm
------------------         ------   ---------
Called up share capital         -           -
Share premium account           -           -
Less: Treasury shares           -           -
Available for sale              -           -
reserve
Revaluation reserve             -           -
Cashflow hedging reserve        -           -
Capital redemption              -           -
reserve
Other capital reserve           -           -
Translation reserve             -           -
Retained earnings              13      (1,956)
------------------         ------   ---------
Shareholders' equity           13      (1,956)
excluding minority interest
------------------         ------   ---------
Minority interest               -           -
------------------         ------   ---------
Total shareholders' equity     13      (1,956)
------------------         ------   ---------
Total liabilities and          98      14,337
shareholders' equity
------------------         ------   ---------



Part 4

BARCLAYS PLC

Analysis of remeasure column in balance sheet - assets as at 1st January 2004.


                                        As at 1st January 2004
                       ----------------------------------------------------------------------------
                        Consoli  Life   Good   Share   Pensions   Intangible  Finan  Leas     Divi
                        dation  assur   will   based                  assets   cial   ing    dends
                                 ance            pay                         guaran
                                               ments                           tees
Notes                      (a)    (b)    (d)     (e)        (f)          (g)    (h)    (i)     (j)
ASSETS                    GBPm   GBPm   GBPm    GBPm       GBPm         GBPm   GBPm   GBPm    GBPm
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Cash and balances at         -      -      -       -          -            -      -      -       -
central banks
Items in the course of       -      -      -       -          -            -      -      -       -
collection from other
banks
Treasury bills and           -      -      -       -          -            -      -      -       -
other eligible bills
Trading portfolio            -      -      -       -          -            -      -      -       -
assets
Non-trading financial        -      -      -       -          -            -      -      -       -
instruments fair valued
through profit and
loss:
- held on own account        -      -      -       -          -            -      -      -       -
- held in respect of         -      -      -       -          -            -      -      -       -
linked liabilities to
customers
under investment
contracts
Derivative financial         -      -      -       -          -            -      -      -       -
instruments
Loans and
advances to
banks                    5,036     33      -       -          -            -      -      -       -
Loans and
advances to
customers                4,447      -      -       -          -            -      -   (576)      -
Debt
securities               2,503      -      -       -          -            -      -      -       -
Equity shares             (768)     -      -       -          -            -      -      -       -
Available for sale           -      -      -       -          -            -      -      -       -
financial investments
Reverse repurchase           -      -      -       -          -            -      -      -       -
agreements and cash
collateral on
securities borrowed
Other assets               304   (783)     -       -       (588)           -    138      -       -
Insurance
assets,
including
unit-linked
assets                      40    157      -       -          -            -      -      -       -
Investments in               -      -      -       -          -            -      -      -       -
associates and joint
ventures
Goodwill                     -      -    (13)      -          -            -      -      -       -
Intangible
assets                       -      -     14       -          -           50      -      -       -
Property,
plant and
equipment                    -      -      -       -          -            -      -    333       -
Prepayments and accrued      -      -      -       -          -            -      -      -       -
income
Deferred tax
assets                     548      -      -       -        705            -     14     81       -
Retail life-fund assets      -      -      -       -          -            -      -      -       -
attributable to
policyholders
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total assets            12,110   (593)     1       -        117           50    152   (162)      -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------


                     As at 1st January 2004
                      -------------------
                        Other       Total
                                remeasure
Notes
ASSETS                     GBPm          GBPm
------------------      ------   --------
Cash and balances at        -           -
central banks
Items in the course of      -           -
collection from other
banks
Treasury bills and          -           -
other eligible bills
Trading portfolio           -           -
assets
Non-trading financial       -           -
instruments fair valued
through profit and
loss:
- held on own account       -           -
- held in respect of        -           -
linked liabilities to
customers
under investment
contracts
Derivative financial        -           -
instruments
Loans and advances to       -       5,069
banks
Loans and advances to      82       3,953
customers
Debt securities             -       2,503
Equity shares               3        (765)
Available for sale          -           -
financial investments
Reverse repurchase          -           -
agreements and cash
collateral on
securities borrowed
Other assets                -        (929)
Insurance assets,           -         197
including unit-linked
assets
Investments in             10          10
associates and joint
ventures
Goodwill                    -         (13)
Intangible assets           -          64
Property, plant and         -         333
equipment
Prepayments and accrued     -           -
income
Deferred tax assets         -       1,348
Retail life-fund assets     -           -
attributable to
policyholders
------------------      ------   --------
Total assets               95      11,770
------------------      ------   --------



BARCLAYS PLC

Analysis of remeasure column in balance sheet - liabilities as at 1st January 2004.

                                        As at 1st January 2004
                       ----------------------------------------------------------------------------
                        Consoli  Life   Good   Share   Pensions   Intangible  Finan  Leas     Divi
                        dation  assur   will   based                  assets   cial   ing    dends
                                 ance            pay                         guaran
                                               ments                           tees
Notes                      (a)    (b)    (d)     (e)        (f)          (g)    (h)    (i)     (j)
LIABILITIES               GBPm   GBPm   GBPm    GBPm       GBPm         GBPm   GBPm   GBPm    GBPm
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Deposits from banks          -      -      -       -          -            -      -      -       -
Items in the course of       -      -      -       -          -            -      -      -       -
collection due to other
banks
Customer
accounts                   (72)     -      -       -          -            -      -      -       -
Trading portfolio            -      -      -       -          -            -      -      -       -
liabilities
Liabilities to               -      -      -       -          -            -      -      -       -
customers under
investment contracts
Derivative financial         -      -      -       -          -            -      -      -       -
instruments
Debt
securities in
issue                   11,900      -      -       -          -            -      -      -       -
Repurchase agreements        -      -      -       -          -            -      -      -       -
and cash collateral on
securities lent
Other
liabilities               (159)    38      -      (1)         -            -    185     26      (4)
Accruals and deferred        -      -      -       -          -            -      -      -       -
income
Current tax
liabilities                  -     17      -       -          -            -      -      -       -
Insurance
contract
liabilities
including
unit
-linked
liabilities                 40    (94)     -       -          -            -      -      -       -
Subordinated
liabilities:
Undated loan                 -      -      -       -          -            -      -      -       -
capital-non
convertible
- Dated loan capital-        -      -      -       -          -            -      -      -       -
convertible to
preference shares
- Dated loan                 -      -      -       -          -            -      -      -       -
capital-non
convertible
Deferred tax
liabilities                558     38      -       -          -           15      -      -       -
Other
provisions for
liabilities                  -      -      -       -        (71)           -      -      -       -
Dividend                     -      -      -       -          -            -      -      -    (879)
Retirement
benefit
liabilities                  -      -      -       -      1,885            -      -      -       -
Retail-life fund             -      -      -       -          -            -      -      -       -
liabilities to
policyholders
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
liabilities             12,267     (1)     -      (1)     1,814           15    185     26    (883)
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------


                     As at 1st January 2004
                      -------------------
                        Other       Total
                                remeasure
Notes
LIABILITIES              GBPm        GBPm
------------------    -------    --------
Deposits from banks         -           -
Items in the course of      -           -
collection due to other
banks
Customer accounts           -         (72)
Trading portfolio           -           -
liabilities
Liabilities to              -           -
customers under
investment contracts
Derivative financial        -           -
instruments
Debt securities in          -      11,900
issue
Repurchase agreements       -           -
and cash collateral on
securities lent
Other liabilities           -          85
Accruals and deferred       -           -
income
Current tax liabilities     -          17
Insurance contract
liabilities including       -         (54)
unit-linked liabilities
Subordinated
liabilities:
Undated loan                -           -
capital-non
convertible
- Dated loan capital-       -           -
convertible to
preference shares
- Dated loan                -           -
capital-non
convertible
Deferred tax                -         611
liabilities
Other provisions for       82          11
liabilities
Dividend                    -        (879)
Retirement benefit          -       1,885
liabilities
Retail-life fund            -           -
liabilities to
policyholders
------------------    -------    --------
Total liabilities          82      13,504
------------------    -------    --------



BARCLAYS PLC

Analysis of remeasure column in balance sheet - shareholders' equity as at 1st January 2004.

                                        As at 1st January 2004
                       ----------------------------------------------------------------------------
                        Consoli  Life   Good   Share   Pensions   Intangible  Finan  Leas     Divi
                        dation  assur   will   based                  assets   cial   ing    dends
                                 ance            pay                         guaran
                                               ments                           tees
Notes                      (a)    (b)    (d)     (e)        (f)          (g)    (h)    (i)     (j)
SHAREHOLDERS' EQUITY      GBPm   GBPm   GBPm    GBPm       GBPm         GBPm   GBPm   GBPm     GBPm
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Called up share              -      -      -       -          -            -      -      -       -
capital
Share premium account        -      -      -       -          -            -      -      -       -
Less: Treasury shares        -      -      -       -          -            -      -      -       -
Available for sale           -      -      -       -          -            -      -      -       -
reserve
Revaluation reserve          -      -      -       -          -            -      -      -       -
Cashflow hedging             -      -      -       -          -            -      -      -       -
reserve
Capital redemption           -      -      -       -          -            -      -      -       -
reserve
Other capital reserve        -      -      -       -          -            -      -      -       -
Translation reserve          -      -      -       -          -            -      -      -       -
Retained
earnings                  (157)  (592)     1       1     (1,697)          35    (33)  (188)    883
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Shareholders'
equity
excluding
minority
interest                  (157)  (592)     1       1     (1,697)          35    (33)  (188)    883
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Minority interest            -      -      -       -          -            -      -      -       -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
shareholders'
equity                    (157)  (592)     1       1     (1,697)          35    (33)  (188)    883
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------
Total
liabilities
and
shareholders'
equity                  12,110   (593)     1       -        117           50    152   (162)      -
------------------       ------- ------ ------  ------     ------       ------ ------ ------  ------



                  As at 1st January 2004
                 -----------------------
                       Other       Total
                               remeasure
Notes
SHAREHOLDERS' EQUITY      GBPm          GBPm
------------------  --------   ----------
Called up share            -           -
capital
Share premium              -           -
account
Less: Treasury             -           -
shares
Available for sale         -           -
reserve
Revaluation reserve        -           -
Cashflow hedging           -           -
reserve
Capital redemption         -           -
reserve
Other capital              -           -
reserve
Translation reserve        -           -
Retained earnings         13      (1,734)
------------------  --------   ----------
Shareholders' equity      13      (1,734)
excluding minority
interest
------------------  --------   ----------
Minority interest          -           -
------------------  --------   ----------
Total shareholders'       13      (1,734)
equity
------------------  --------   ----------
Total liabilities and     95      11,770
shareholders' equity
------------------  --------   ----------






                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS

    The significant differences between the Group's UK accounting policies and IFRS accounting policies summarised below.

    UK GAAP                          IFRS
    (a) Consolidation and presentation
    The Group financial statements   The Group financial statements consolidate
    consolidate the assets,          the assets, liabilities and the profits and
    liabilities and the profits and  losses of subsidiaries using the losses of subsidiaries using the acquisition method. A subsidiary is an
    acquisition method. Entities     entity which the Group controls, including
    which do not qualify as          special purpose entities which are in
    subsidiaries but which in        substance controlled by the Group.
    substance give rise to benefits
    that are in essence no different
    from those that would arise were
    the entity a subsidiary, are
    included in the consolidated
    financial statements.

    In accordance with FRS 5,        Linked presentation is not available under
    securitisation transactions      IFRS. Therefore, the gross assets and the
    which qualified are accounted    related funding are presented separately.
    for on the basis of linked
    presentation.

    (b) Life assurance

    In order to reflect the          The retail long-term assurance business is
    different nature of the          consolidated on a line-by-line basis with
    shareholders' and policyholders' assets, liabilities and income and
    interests in the retail          expenditure, whether attributable to
    long-term assurance business,    shareholders or attributable to
    the value of the long-term       policyholders, being included in the lines
    assurance business attributable  that reflect their nature.
    to other shareholders is
    included in Other assets and the
    assets and liabilities
    attributable to policyholders
    are classified under separate
    headings in the consolidated
    balance sheet.

    The value of the shareholders'   In accordance with IFRS from 2005, life
    interest in the retail long-term assurance products are divided into
    assurance fund represents an     investment contracts, which are accounted
    estimate of the net present      for under IAS 39 and insurance contracts,
    value of the profits inherent in which under IFRS 4 continue to be accounted the in-force policies, embedded  for under UK GAAP. The life fund is closed
    value accounting. All life       to new business and the volume of contracts
    assurance products are accounted which fall to be accounted for as insurance for in the same way; there is no contracts under IFRS is not significant.
    distinction between investment   Therefore, it was considered more
    contracts and insurance          appropriate to change the accounting policy
    contracts.                       for insurance contracts to a Modified
                                     Statutory Solvency Basis. This change will
                                     allow the insurance contracts to be
                                     accounted for on a similar basis to
                                     investment contracts from 2005. This change
                                     in policy applies from 1st January 2004 and
                                     the Modified Statutory Solvency Basis has
                                     been applied to all contracts, whether they
                                     will be classified as insurance contracts
                                     or as investment contracts in 2005.


                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                               IFRS

    (c) Investments in associated companies and joint ventures

    Investments in associated companies   Investments in associates and joint
    and joint ventures are accounted for  ventures are accounted for using the
    using the equity method where the     equity method where the Group has the
    Group has the ability to exert        ability to exert significant influence
    significant influence and actually    or control jointly. Losses are
    does so. Where incurred, losses are   recognised up to the point where the
    recognised in full.                   investment in the entity or joint
                                          venture has been eliminated, and
                                          subsequent profits only to the extent
                                          that unrecognised cumulative losses
                                          have been made good.

                                          Before using the equity accounting
                                          method, adjustments are made to ensure
                                          that the results of associates and
                                          joint ventures have been prepared
                                          based on Group accounting policies.
                                          The difference between accounts
                                          prepared using UK GAAP policies and
                                          IFRS policies has resulted in a
                                          restatement of the investments in
                                          associates and joint ventures as at
                                          1st January 2004.
    (d) Goodwill

    Goodwill arising on acquisitions of   Goodwill arising on acquisitions of
    subsidiaries and associated companies subsidiaries and associates and joint and joint ventures is capitalised and ventures is capitalised and tested amortised through the profit and loss annually for impairment.
    account on a straight-line basis over
    its expected economic life.
    Capitalised goodwill is written off
    when judged to be impaired. Prior to
    1998, goodwill arising on the
    acquisition of subsidiaries was
    eliminated directly against
    reserves.
                                          Amounts recognised in the UK GAAP
                                          balance sheet at 1st January 2004 have
                                          been carried forward without
                                          adjustment into the balance sheet
                                          prepared in accordance with IFRS as
                                          deemed cost after being tested for
                                          impairment. Goodwill previously
                                          written off to reserves in accordance
                                          with UK GAAP has not been reinstated
                                          on the balance sheet. Goodwill
                                          amortised under UK GAAP in 2004 has
                                          been written back in the 2004 IFRS
                                          financial statements.


                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                                IFRS

    (e) Share based payment

    Where shares are purchased, the        An annual charge is made in the
    difference between the purchase price  income statement for share options
    and any contribution made by the       and other share based payments based
    employee is charged to the profit and  on the fair value of options granted loss account in the period to which it or shares awarded on the date of the
    relates. Where shares are issued or    grant or award. This charge is spread
    options granted, the charge made to    over the period the employees'
    the profit and loss account is the     services are received, which is the
    difference between the fair value at   vesting period. The fair value of the
    the time the award is made and any     options granted is determined using
    contribution made by the employee. For option pricing models.
    these purposes, fair value is equal to
    intrinsic value.

    (f) Pensions and other post retirement benefits

    Pension costs, based on actuarial      For defined benefit schemes, an
    assumptions, are calculated so as to   actuarial valuation of the scheme
    allocate the cost of providing         obligation and the fair value of the
    benefits over the average remaining    plan assets are made annually and the
    service lives of the employees.        difference between fair value of the
                                           plan assets and the present value of
                                           the defined benefit obligation at the
                                           balance sheet date, together with
                                           adjustments for any unrecognised
                                           actuarial losses and past service
                                           cost is recognised as a liability in
                                           the balance sheet.

                                           Cumulative actuarial gains and losses
                                           in excess of the greater of 10% of
                                           the plan assets or 10% of the
                                           obligations of the plan are
                                           recognised in the income statement
                                           over the remaining average service
                                           lives of the employees of the related
                                           plan, on a straight-line basis.

                                           At 1st January 2004, pension assets
                                           and liabilities have been recognised
                                           in full.


                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                             IFRS

    (g) Intangible assets other than goodwill

    The Group writes off the cost of    IFRS requires the capitalisation of both
    computer software unless the        external and directly related internal
    software is required to facilitate  costs where the software will result in
    the use of new hardware.            a directly measurable intangible asset.
    Capitalised amounts are included    Amounts capitalised are amortised over
    with the hardware within Fixed      their estimated useful lives. Computer
    assets.                             software is amortised at a rate of
                                        20 - 33% per year.

                                        Where software developed is not integral to the related hardware, the costs are classified as an intangible asset.

                                        At 1st January 2004, qualifying amounts
                                        previously written off under UK GAAP
                                        have been recognised as intangible
                                        assets and the 2004 income statement has been adjusted accordingly.

                                        For acquisitions arising after 1st
                                        January 2004, intangible assets which
                                        are required to be recognised separately from goodwill in accordance with IFRS 3 have been transferred from goodwill to intangible assets as at the date of acquisition.

                                        Intangible assets acquired before 1st
                                        January 2004 have been reclassified from goodwill to intangible assets.

    (h) Financial guarantees

    Credit related instruments (other   Financial guarantees (other than credit
    than credit derivatives) are        derivatives) are initially recognised in
    treated as contingent liabilities   the financial statements at fair value
    and these are not shown on the      on the date that the guarantee was
    balance sheet unless, and until,    given. Subsequent to initial
    the Group is called upon to make a  recognition, the bank's liabilities payment under the instrument. Fees  under such guarantees are measured at
    received for providing these        the higher of the initial measurement,
    instruments are taken to profit     less amortisation calculated to
    over the life of the instrument and recognise in the income statement the
    reflected in fees and commissions   fee income earned over the period, and
    receivable.                         the best estimate of the expenditure
                                        required to settle any financial
                                        obligation arising as a result of the
                                        guarantees at the balance sheet date.



                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                                IFRS

    (i) Leasing

    Group as Lessor                        Group as Lessor

    Assets leased to customers under       Assets leased to customers under
    agreements which transfer              agreements which transfer
    substantially all the risks and        substantially all the risks and
    rewards of ownership other than legal  rewards of ownership other than legal
    title are classed as finance leases.   title are classed as finance leases.
    All other leases are classified as     All other leases are classified as
    operating leases.                      operating leases.

    Amounts due from lessees under finance Amounts due from lessees under
    leases are recorded as Loans and       finance leases are recorded as Loans
    advances to customers at the amount of and advances to customers at the
    the Group's net investment in the      amount of Group's net investment in
    lease.                                 the lease.

    Finance lease income is recognised so  Finance lease income is recognised so as to give a constant periodic rate of as to give a constant rate of return
    return on the net cash investment in   on the net cash investment, without
    the lease taking into account tax      taking account of tax payments and
    payments and receipts associated with  receipts ('the pre tax actuarial
    the lease.                             method').

    Rental income from operating leases is The assets held for operating leases
    recognised on a straight line basis    are included within the Group's
    over the term of the lease unless      property, plant and equipment and
    another systematic basis is more       depreciated over their useful
    appropriate.                           economic lives. Lease income is
                                           recognised on a straight line basis
                                           over the term of the lease unless
                                           another systematic basis is more
                                           appropriate.

    Group as Lessee                        Group as Lessee

    Assets held on finance leases are      Assets held on finance leases are
    capitalised where the lease transfers  capitalised where the lease transfers the risks and rewards of ownership to  the risks and rewards of ownership to the Group. This is achieved generally  the Group. The conditions for
    where the lease payments, when         capitalisation are the same as UK
    discounted at the rate of interest     GAAP, except that IFRS requires the
    implicit in the lease, constitute      land and buildings elements of leases
    substantially all, generally not less  to be assessed separately to
    than 90%, of the fair value of the     determine whether the buildings
    leased asset at the date of the        element should be capitalised. This
    inception of the lease, and the        has not resulted in any significant
    primary lease term equates to the      change to the classification or
    useful life of the asset. Leases       measurement of assets or liabilities
    related to land and buildings do not   arising from finance leases where the
    qualify for capitalisation, since the  Group is lessee.
    useful life of land is not finite.

    Lease incentives are spread over the   Lease incentives are spread over the
    period to the next rent review.        term of the lease.

    (j) Dividends

    Dividends declared after the period    Dividends are recorded in the period
    end are recorded in the period to      in which they are approved by the
    which they relate.                     Company's shareholders.



                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                                 IFRS

    (k) Deferred tax

    Deferred tax is provided in full for    Deferred tax is provided in full
    all material timing differences that    based on the concept of temporary
    have not reversed at the balance sheet  differences, including items such as
    date. Provision is not made for         the revaluation of property and the
    specific items which are not expected   unremitted earnings of subsidiaries
    to result in taxable income in the      and associated companies where the
    future, namely gains on the revaluation Group is not able to control their of property and the unremitted earnings distribution policies.
    of subsidiary and associated
    companies.

    (l) Other credit risk provisions

    Provision balances for bad and doubtful Provisions raised with respect to
    debts include provisions raised with    undrawn contractually committed
    respect to undrawn contractually        facilities and guarantees (other
    committed facilities and guarantees.    credit risk provisions) are
                                            presented separately from impairment
                                            losses on loans and advances.

                                            In 2004, the other credit risk
                                            provisions have been presented
                                            separately from provision balances
                                            for bad and doubtful debts. However,
                                            the measurement of these provisions
                                            is unchanged from UK GAAP.

    (m) Property, plant and equipment

    Property, plant and equipment is        The carrying value of property,
    carried at either original cost or      plant and equipment included in the
    subsequent valuation, less depreciation UK GAAP balance sheet at 1st January calculated on the revalued amount where 2004 has been carried forward into
    applicable. From 1st January 2000,      the IFRS balance sheet without
    following the introduction of FRS 15,   adjustment as deemed cost.
    the revalued book amounts were retained Depreciation is charged in a manner without subsequent revaluation subject  consistent with UK GAAP.
    to the requirement to test for
    impairment.

    Depreciation is charged on the cost or
    revalued amounts of freehold and long
    leasehold properties over their
    estimated economic lives.



                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    Effects of the application of IAS 32, IAS 39 and IFRS 4

    The significant differences between the Group's UK GAAP accounting policies and IFRS accounting policies applied to the treatment of financial instruments and insurance contracts, which have been incorporated into the opening balance sheet as at 1st January 2005, are as follows:

    UK GAAP                             IFRS

    (n) Derivatives and hedge accounting

    Derivatives used for hedging        IAS 39 requires all derivatives to be
    purposes are measured on an         recorded at fair value. Provided all
    accruals basis consistent with the  hedge accounting conditions are met and
    assets, liabilities, positions or   the hedging relationship is deemed to be
    future cash flows being hedged. The effective, the derivative may be
    gains and losses on these           designated as a fair value hedge, cash
    instruments (arising from changes   flow hedge or hedge of a net investment
    in fair value) are not recognised   in a foreign operation. The change in
    in the profit and loss account      value of the fair value hedge is
    immediately as they arise. Such     recorded in income along with the change
    gains are either not recognised in  in fair value, relating to the hedged the balance sheet or are recognised risk, of the hedged asset or liability.
    and carried forward. When the       The change in value of a cash flow hedge
    hedged transaction occurs, the gain is recorded in equity, to the extent it or loss is recognised in the profit is effective and recycled to income as
    and loss account at the same time   the hedged cash flows affect the income
    as the hedged item.                 statement. The change in value of a net
                                        investment hedge is recorded in the
                                        translation reserve to the extent the
                                        hedge is effective and only released to
                                        the income statement when the underlying
                                        investment is sold.

    Derivatives that are not hedge      As at 1st January 2005, all hedging
    accounted are recorded at fair      derivatives have been recognised at fair
    value, with changes in fair value   value and adjustments have been made to
    recorded in the profit and loss     hedged items where fair value hedge
    account.                            accounting will be applied. Hedges have
                                        been designated and documented in
                                        compliance with IFRS and, where
                                        possible, US GAAP with hedge accounting
                                        applied from that date. Where hedges
                                        were in place under UK GAAP that have
                                        not been designated as hedges under
                                        IFRS, adjustments have been made to the
                                        hedged item or equity to reflect the
                                        hedged position as at 31st December
                                        2004.

    Products which contain embedded     Some hybrid contracts contain both a
    derivatives are valued with         derivative and a non-derivative
    reference to the total product      component. In such cases, the derivative
    inclusive of the derivative         component is termed an embedded
    element.                            derivative. Where the economic
                                        characteristics and risks of the
                                        embedded derivative are not closely
                                        related to those of the host contract,
                                        and the host contract itself is not
                                        carried at fair value, the embedded
                                        derivative is bifurcated and reported at
                                        fair value with gains and losses being
                                        recognised in the income statement.

                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                            IFRS

    (n) Derivatives and hedge accounting (continued)

                                       At 1st January 2005, all embedded
                                       derivatives or the whole contracts
                                       containing embedded derivatives have been included on the balance sheet at fair value.

    (o) Classification and measurement of financial instruments

    Financial instruments are          IAS 39 requires all financial assets to
    generally divided into banking     be classified at initial acquisition and
    book, which are carried at cost,   subsequently measured in accordance with
    and trading book, which are        the classification:
    carried at fair value.

    Positions in investment debt
    securities and investments in
    equity shares are stated at cost
    less provision for diminution in
    value. Investment securities are
    those intended for use on a
    continuing basis by the Group.
                                       Classification     Measurement basis
                                       Held to maturity   Amortised cost less impairment
                                       Loan or receivable Amortised cost less impairment
                                       Available for sale Fair value - gains and losses included in shareholders' equity until disposal or
                                                          impairment
                                       Fair value through Fair value - gains and losses included in the income
                                       profit or loss     statement

                                       In addition, any financial asset may be
                                       designated as fair valued through profit and loss at initial acquisition.

                                       Financial liabilities are classified as
                                       held for trading or are carried at
                                       amortised cost.

                                       Investment securities and equity shares
                                       are generally classified as available for sale.

                                       The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument or is based on a valuation technique whose variables include only data from observable markets.



                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                                       IFRS

    (o) Classification and measurement of financial instruments (continued)

                                    At 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, financial instruments included in the trading book under UK GAAP have been classified as held for trading, banking book loans and receivables have been classified as loans or receivables and investment securities have been classified as available for sale.

                                    In addition, the fair value of certain
                                    trading derivatives has been restated to eliminate any profits recognised that are not evidenced by reference to data from observable markets.
    (p) Netting

    Under FRS 5, items are          Financial assets and liabilities are offset
    aggregated into a single item   and the net amount reported in the balance
    where there is a right to       sheet if, and only if, there is currently a
    insist on net settlement and    legally enforceable right to set off the
    the debit balance matures no    recognised amounts and there is an intention
    later than the credit           to settle on a net basis at all times, or to
    balance.                        realise an asset and settle the liability
                                    simultaneously.

                                    The application of IFRS has resulted in
                                    certain transactions that qualified for
                                    netting under UK GAAP, being presented on a gross basis from 1st January 2005. The primary differences include derivative assets and liabilities subject to master netting agreements, repurchase contracts and cash collateral balances.


                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                                       IFRS

    (q) Capital instruments

    Under FRS 4, capital instruments are Issued financial instruments are
    classified as debt if they contain   classified as liabilities where the
    an obligation, including a           substance of the contractual
    contingent obligation, to transfer   arrangement results in the Group having
    economic benefits to another         a present obligation to either deliver
    party.                               cash or another financial asset to the
                                         holder. In the absence of such an
                                         obligation, the financial instrument is
                                         classified as equity.

                                         The application of IFRS has resulted in
                                         certain funding instruments that were
                                         included in undated loan capital under
                                         UK GAAP being reclassified as equity
                                         from 1st January 2005. Where the
                                         instruments have been reclassified,
                                         they have been remeasured to net
                                         proceeds at the date of issue and the
                                         subsequent foreign currency movements
                                         have been eliminated.
    (r) Loan impairment

    Specific provisions are raised when  Impairment losses are recognised where
    the creditworthiness of a borrower   there is evidence of impairment as a
    has deteriorated such that the       result of one or more loss events that
    recovery of the whole or part of an  have occurred after initial
    outstanding advance is in serious    recognition, and where these events
    doubt. Specific provisions are       have had an impact on the estimated
    generally raised on an individual    future cash flows of the financial
    basis, although specific provisions  asset or portfolio of financial assets.
    may be raised on a portfolio basis   Impairment of loans and receivables is
    for homogeneous assets and where     measured as the difference between the
    statistical techniques are           carrying amount and the present value
    appropriate. General provisions are  of estimated future cash flows
    raised to cover losses which are     discounted at the financial asset's
    judged to be present in loans and    original effective interest rate.
    advances at the balance sheet date,  Impairment is measured individually for but which have not been specifically assets that are individually
    identified as such.                  significant and on a collective basis
                                         for portfolios with similar risk
                                         characteristics.

    If collection of interest is         Under IFRS, all impairment allowances
    doubtful, it is credited to a        are calculated in the same manner and
    suspense account and excluded from   there is no distinction between general
    interest income in the profit and    and specific provisions.
    loss account. The suspense account
    in the balance sheet is netted
    against the relevant loan.

                                         The overall change in the total level
                                         of credit impairment is not material.
                                         The application of IFRS has resulted in
                                         re-analysis of UK GAAP general and
                                         specific provisions into IFRS
                                         impairment allowances and the
                                         reallocation of impairment allowances
                                         within the businesses.

                                         Interest on impaired loans is
                                         recognised using the original effective
                                         interest rate, being the rate used to
                                         discount the estimated future cash
                                         flows for the purpose of calculating
                                         impairment.

                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                                       IFRS

    (s) Effective interest

    Interest is recognised in the      The effective interest method is a method
    income statement as it accrues.    of calculating the amortised cost of a
    Fee income relating to loans and   financial asset or liability (or group of
    advances is recognised so as to    assets and liabilities) and of allocating
    match the cost of providing a      the interest income or interest expense
    continuing service, together with  over the relevant period. The effective a reasonable profit margin. Where  interest rate is the rate that exactly
    fees are charged in lieu of        discounts the expected future cash
    interest, it is recognised as      payments or receipts through the expected
    interest receivable on a level     life of the financial instrument, or when
    yield basis over the life of the   appropriate, a shorter period, to the net
    advance. Costs associated with the carrying amount of the instrument. The
    acquisition of financial assets    method results in all fees relating to
    are either spread over the         the origination or settlement of the loan
    anticipated life of the loans or   that are in the nature of interest and
    recognised as incurred, depending  all direct and incremental costs
    on the nature of the cost.         associated with origination being
                                       recognised over the expected life of the
                                       loan. The application of the method has
                                       the effect of recognising income (or
                                       expense) receivable (or payable) on the
                                       instrument evenly in proportion to the
                                       amount outstanding over the period to
                                       maturity or repayment.
    (t) Insurance contracts

    Certain products offered to        From 1st January 2005, life assurance
    institutional pension funds are    products are divided into investment
    accounted for as investment        contracts and insurance contracts.
    products when the substance of the Investment contracts are accounted for
    investment is that of managed      under IAS 39 and insurance contracts are
    funds. The assets and related      accounted for under the Modified
    liabilities are excluded from the  Statutory Solvency Basis. The income and
    consolidated balance sheet in      expense and assets and liabilities that
    order to reflect this substance.   arise on the investment contracts are
                                       presented separately from those arising
                                       under insurance contracts.

                                       Where the legal form of the asset
                                       management products offered to
                                       institutional pension funds is an
                                       insurance contract, the assets and
                                       corresponding liabilities associated with these products are recorded on the balance sheet as investment contracts.



                                    BARCLAYS PLC

    Differences between UK GAAP and IFRS (continued)

    UK GAAP                                       IFRS

    (u) Derecognition and financial liabilities

    Under FRS 5, a liability is    A financial liability is extinguished when
    derecognised if an entity's    and only when the obligation is discharged,
    obligation to transfer         cancelled or expires. A financial asset can
    economic benefits is           be removed from the balance sheet only where
    satisfied, removed or is no    the derecognition conditions have been met,
    longer likely to occur.        including a requirement to continue to
                                   recognise financial assets only to the extent
                                   of any continuing involvement in them after
                                   the transfer.

                                   The application of IFRS has resulted in
                                   certain customer accounts being remeasured as at 1st January 2005 to reflect the entire legal obligation. In addition, certain customer loyalty provisions, which meet the definition of financial liabilities, have been re-classified from provisions to financial liabilities and re-measured accordingly.

                                   Certain securitisation structures that
                                   qualified for linked presentation under UK
                                   GAAP in 2004, and which were presented on a gross basis under IFRS in 2004, qualified for derecognition on a 'continuing involvement' basis under IFRS from 1st January 2005 and have been substantially removed from the balance sheet from that date.


                                    BARCLAYS PLC

                                 OTHER INFORMATION

    Registered office
    54 Lombard Street, London, EC3P 3AH, England, United Kingdom. Tel: +44 (0)20 7699 5000.
    Company number: 48839.

    With effect from 31st May 2005, the registered office will move to:
    1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0)20 7116 1000.

    Website
    www.barclays.com

    Registrar
    The Registrar to Barclays PLC, The Causeway, Worthing BN99 6DA. Tel: + 44
    (0) 870 609 4535.

    Listing
    The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-382-7836, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

    Filings with the SEC
    Statutory accounts for the year ended 31st December 2004, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166 or from the Head of Investor Relations at Barclays registered office address, shown above. Copies of the Form 20-F are also available from the Barclays Investor Relations' website (details below) and from the SEC's website (www.sec.gov).

    For further information please contact:

    Investor Relations                  Media Relations
    Mark Merson/James S Johnson         Pam Horrell/Jo Thethi
    +44 (0) 20 7116 5752/2927           +44 (0) 20 7116 6132/6217

    More information on Barclays can be found on our website at the following address:www.investorrelations.barclays.co.uk